FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2006

Cusac Gold Mines Ltd. (File #0-000000)
(Translation of registrant's name into English)

911 – 470 Granville Street, Vancouver, BC V6C 1V5
(Address of principal executive offices)

Attachments:

1.

News Release dated March 3, 2006

2.

News Release dated March 24, 2006

3.

Audited Financial Statements for the period ending December 31, 2005

4.

Management Discussion and Analysis for the period ending December 31, 2005

5.

Certification of Annual Filings

6.

Annual Information Form

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: April 24, 2006

By:

“David H. Brett”

 David H. Brett

Its:

President & CEO

911 – 470 Granville St. Vancouver, B.C. V6C 1V5

Cusac to Raise $6 Million to Resume Gold Production and Taurus II Exploration in 2006

For Immediate Release.  Vancouver, BC, March 3, 2006. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), reports that the Company has engaged M Partners Inc. (the “Agent”) of Toronto to assist the Company to raise up to $6 million through the private placements of a combination of flow-through units, common share units and convertible debentures for the purpose of restarting gold production from the Company’s 100% owned high grade Table Mountain Gold Mine in Northern BC. The units offered will be comprised of common shares (flow through and non flow-through) and up to a full share purchase warrant. Certain proceeds from the offering will be utilized to further exploration work on the Company’s 100% owned Taurus II open pit target located proximal to the Table Mountain Gold Mine.  The balance of proceeds will be used to pay the expenses of the offering and for general working capital.  The terms of the financing including issue prices, conversion prices and warrant exercise prices are subject to determination and also subject to regulatory and shareholder approval.

The Agent will be paid a commission of 7% of the gross proceeds in cash and 7% broker warrants to purchase of the flow-through and non-flow-through common shares for a period of 18 months.  The Agent will also receive a corporate finance fee of $10,000.

“Cusac’s goal is to resume operations at Table Mountain prior to the end of the second quarter of 2006, with gold sales and revenues commencing in the fourth quarter,” said Cusac CEO David Brett. “At current gold prices, resuming production will enable Cusac to augment its balance sheet and be in a strong position to further explore in the Taurus area which has already yielded positive results.”

“The Cassiar Gold Camp is emerging as a potential bulk-tonnage gold region in British Columbia”, said Cusac VP of Exploration, Lesley Hunt.  “Cusac has by far the dominant land position in the Taurus area.  There is big interest in our valley culminating from recent exploration and also from the review of historic data that has been overlooked in the past.  Our 2006 exploration program will be a busy one, with the bulk tonnage potential ‘Taurus II’ advancing rapidly and our underground mining operations enabling us to explore for and expand our existing gold resources.”

The Agent is a member of the IDA, a participating member of the Toronto Stock Exchange, the TSX Venture Exchange and the Canadian Investor Protection Fund (CIPF)

CUSAC GOLD MINES LTD.

PER:

David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, Cusac’s exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

911 – 470 Granville St. Vancouver, B.C. V6C 1V5

Cusac Outlines Terms of $6 Million Production/Exploration Financing

For Immediate Release.  Vancouver, BC, March 24, 2006. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, the “Company”), reports that further to the Company’s March 3, 2006 news release whereby the Company engaged M Partners Inc. of Toronto (the “Agent”) to assist the Company in raising up to $6 million, the Company and the Agent have agreed on pricing and other terms for the private placement (all figures in Canadian dollars).  The issue will consist of a combination of flow-through units, common share units and convertible debentures, and will be subject to regulatory and shareholder approval.  The proceeds of the offering will be utilized to resume gold production from the Company’s 100% owned high-grade Table Mountain Gold Mine in Northern British Columbia ($3,750,000), to conduct further exploration work on the Company’s 100% owned Taurus II open-pit target near the Table Mountain Gold Mine ($1,500,000), and to pay the expenses of the offering and for general working capital ($750,000).

The $3.75 million required to resume gold production at Table Mountain is to be raised through the issuance of 1,000 Convertible Debentures (the “Debentures”) priced at $3,750 per Debenture, maturing in 18 months.  The Debentures bear interest at a rate of 11% per annum, paid in cash semi-annually.  The Debentures are convertible into common shares at a price of $0.35 during the first six months following issuance, $0.40 after six months but within one year of issuance, and $0.45 after one year but within 18 months following issuance.  The Debentures will automatically convert into common shares at $0.45 in the event that the Company’s shares close at $0.55 or higher on the Toronto Stock Exchange for a period of 10 consecutive trading days following one year of issuance.

The $1.5 million earmarked for exploration of the Taurus II project is to be raised through the issuance of 5,555,556 flow-through units at $0.27 per unit whereby each unit consists of one common flow-through share and one-half of one warrant to purchase a non-flow-through common share at $0.35 for a period of 12 months.

The $750,000 in working capital funds are to be raised through the issuance of 3,125,000 common share units at $0.24 per unit whereby each unit will consist of one common share and one full warrant to purchase an additional common share at $0.35 for a period of 12 months.

M Partners is a member of the IDA, a participating member of the Toronto Stock Exchange, the TSX Venture Exchange and the Canadian Investor Protection Fund (CIPF)

CUSAC GOLD MINES LTD.

PER:

David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, Cusac’s exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Cusac Gold Mines Ltd.

Consolidated Financial Statements

December 31, 2005 and 2004

(Stated in Canadian Dollars)

Contents

Auditors’ Report

2

Consolidated Financial Statements

Balance Sheets

3

Statements of Operations and Deficit

4

Statements of Cash Flows

5

Summary of Significant Accounting Policies

6 – 10

Notes to the Financial Statements

11 – 25

BDO Dunwoody LLP

600 Cathedral Place

Chartered Accountants

925 West Georgia Street

Vancouver, BC, Canada V6C 3L2

Telephone:  (604) 688-5421

Telefax:  (604) 688-5132

E-mail:  vancouver@bdo.ca

www.bdo.ca

Auditors’ Report

To The Shareholders of

Cusac Gold Mines Ltd.

We have audited the Consolidated Balance Sheets of Cusac Gold Mines Ltd. as at December 31, 2005 and 2004 and the Consolidated Statements of Operations and Deficit and Cash Flows for each of the years in the three-year period ended December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada

March 10, 2006

Cusac Gold Mines Ltd.

Consolidated Balance Sheets

(Stated in Canadian Dollars)

December 31	2005	2004
Assets
Current
Cash	$ 1,010	$ 375
Receivables	24,178	15,836
Prepaid expenses	6,781	10,717
Flow-through share proceeds (Note 9)	507,119	649,148

	539,088	676,076

Long-term investments and advances (Note 2)	228,896	408,877
Property, plant and equipment (Note 3)	67,508	78,298
Resource properties (Note 4)	2,211,569	2,211,569

	$ 3,047,061	$ 3,374,820
Liabilities and Shareholders' Equity
Liabilities
Current
Bank indebtedness (Note 5)	$ 290,556	$ 307,516
Accounts payable and accrued liabilities	549,539	642,464
Loans from related parties (Note 6)	19,361	11,925

	859,456	961,905

Asset retirement obligations (Note 12)	609,324	342,288

	1,468,780	1,304,193
Shareholders' equity
Share capital (Note 7)
Authorized
5,000,000 preference shares, no par value
100,000,000 common shares, no par value
Issued
51,296,133 (2004 – 43,331,712) common shares	21,005,419	20,038,558
Contributed surplus (Note 8)	1,101,292	998,192
Deficit	(20,528,430)	(18,966,123)

	1,578,281	2,070,627

	$ 3,047,061	$ 3,374,820

Approved by the Board:

/s/ Guilford H. Brett	Director	/s/ David H. Brett	Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Cusac Gold Mines Ltd.

Consolidated Statements of Operations and Deficit

(Stated in Canadian Dollars)

For the years ended December 31	2005	2004	2003

Expenses
Administration including stock based compensation of
$103,100 (2004 - $7,900; 2003 - $628,625)	$ 662,056	$ 661,147	$ 991,710
Amortization of property, plant and equipment	24,893	42,251	42,103
Resource property exploration	949,945	1,120,152	446,176

Loss from operations	(1,636,894)	(1,823,550)	(1,479,989)

Other income (expenses)
Loss on sale of investments	(20,000)	-	-
Gain on equipment disposal	2,180	-	12,662
Interest	8,594	10,167	2,206
Investment write-down (Note 2)	(21,754)	(135,310)	-

	(30,980)	(125,143)	14,868

Loss before income taxes	(1,667,874)	(1,948,693)	(1,465,121)

Future income tax recovery (Note 9)	105,567	256,464	-

Net loss for the year	(1,562,307)	(1,692,229)	(1,465,121)

Deficit, beginning of year	(18,966,123)	(17,273,894)	(15,808,773)

Deficit, end of year	$ (20,528,430)	$ (18,966,123)	$ (17,273,894)

Loss per share – basic and diluted	$ (0.03)	$ (0.04)	$ (0.04)

Weighted average shares outstanding	45,582,619	40,088,695	34,506,123

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Cusac Gold Mines Ltd.

Consolidated Statements of Cash Flows

(Stated in Canadian Dollars)

For the years ended December 31	2005	2004	2003
		(Restated)	(Restated)
Cash provided by (used in)
Operating activities
Net loss for the year	$ (1,562,307)	$ (1,692,229)	$ (1,465,121)
Items not involving cash
Acquisition of resource property interests for shares	8,700	-	-
Accretion expense (Note 12)	15,403	14,740	14,105
Asset retirement costs (Note 12)	251,633	-	-
Amortization of property, plant and equipment	24,893	42,251	42,103
Investment and advances write-down	21,754	135,310	-
Future income tax recovery	(105,567)	(256,464)	-
Gain on equipment disposal	(2,180)	-	(12,662)
Loss on sale of investments	20,000	-	-
Stock-based compensation	103,100	7,900	628,625
Net change in
Receivables	(8,342)	(8,474)	10,685
Prepaid expenses	3,936	9,205	(12,557)
Accounts payable and accrued liabilities	(92,925)	122,272	5,573
	(1,321,902)	(1,625,489)	(789,249)
Financing activities
Proceeds from (repayment of) related party loans	7,436	11,925	(6,246)
Proceeds from flow-through shares, net of share issuance costs	909,728	680,666	931,085
Share capital and subscriptions received, net	32,000	-	338,332
Proceeds received from exercise of stock options	42,000	5,000	485,368
Proceeds received from exercise of warrants	80,000	204,750	194,905
(Repayment of) increase in bank overdraft	(16,960)	305,288	-
	1,054,204	1,207,629	1,943,444
Investing activities
Acquisition of property, plant and equipment	(18,054)	(18,409)	(126,124)
Proceeds on equipment disposal	6,130	-	12,662
Repayment from (advances to) affiliated companies	156,228	(45,401)	(135,243)
Investment in affiliated and other companies	(48,000)	-	-
Net proceeds on disposal of investments	30,000	-	-
Increase in restricted cash	(923,850)	(720,000)	(1,050,000)
Decrease in restricted cash	1,065,879	1,120,852	75,000
	268,333	337,042	(1,223,705)

Increase (decrease) in cash	635	(80,818)	(69,510)

Cash, beginning of year	375	81,193	150,703

Cash, end of year	$ 1,010	$ 375	$ 81,193

Supplementary information
Interest paid	$ 42,351	$ 22,203	$ 19,090
Income taxes paid	$ -	$ -	$ -
The following transactions did not result in cash flows and have been excluded from financing and investing activities:
Acquisition of mineral property for shares (Note 4)	$ 8,700	$ -	$ -
Stock-based compensation (Note 8)	$ 103,100	$ 7,900	$ 628,625
Asset retirement obligations (Note 12)	$ 251,633	$ 342,288	$ 327,548
Renouncement of future income tax recovery	$ 105,567	$ 256,464	$ -
Shares received as settlement of advances receivable	$ -	$ -	$ 120,000

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Cusac Gold Mines Ltd.

Summary of Significant Accounting Policies

(Stated in Canadian Dollars)

December 31, 2005 and 2004

Ability to Continue as a Going Concern

While the consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, the Table Mountain Mine, being in a care and maintenance mode, the occurrence of significant recurring losses and the Company’s deficit raise substantial doubt about the validity of this assumption.  If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

The Company’s continued existence as a going concern is dependent upon its ability to continue to obtain adequate financing arrangements and to achieve profitable operations.  Management’s plans in this regard are to diversify its resource property holdings and obtain sufficient equity or debt financing to enable the Company to continue its efforts towards the exploration and development of new mineral properties and recommence gold production at the Table Mountain Mine when economically feasible.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

Principles of Accounting	The Company follows Canadian generally accepted accounting principles as set out below.

All figures are reported in Canadian dollars.  Exchange ratios between the United States and Canadian dollar for each of the periods reported in these financial statements, with bracketed figures reflecting the average exchange rate for the year are:

December 31, 2005 US $1 : CDN $1.1630 CDN $(1.2116) December 31, 2004 US $1 : CDN $1.2021 CDN $(1.3016) December 31, 2003 US $1 : CDN $1.2946 CDN $(1.4010)

Principles of Consolidation	These consolidated financial statements include the accounts of Cusac Gold Mines Ltd. and its inactive, wholly-owned subsidiary Gulf Titanium Inc. All intercompany balances have been eliminated.

Cusac Gold Mines Ltd.

Summary of Significant Accounting Policies - Continued

(Stated in Canadian Dollars)

December 31, 2005 and 2004

Property, Plant and Equipment	Property, plant and equipment are recorded at cost. Amortization is recorded over the estimated useful life of the property, plant and equipment on the straight-line basis as follows:

Mine plant and buildings - 10% Mine equipment - 30% Office equipment - 20% - 30% Automotive equipment - 30% Leasehold improvements - over lease term

Resource Properties

Exploration costs pertaining to individual resource prospects are charged to income as incurred except for expenditures on specific properties having indications of the presence of a mineral resource with the potential of being developed into a mine.  In this case, acquisition, exploration and development costs relating to mineral properties are deferred until such time as it is determined that the costs are not likely to be recouped or mineral properties are brought into production, abandoned, or sold, at which time they are amortized on the unit of production basis over the estimated life of the property or written off to earnings.  Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties.  Properties that include certain abandoned claims are carried at cost unless only minimal exploration costs were incurred on abandoned claims, in which case the cost of acquisition is apportioned and an appropriate amount is written off.  Inactive properties are carried at cost unless there is an abandonment of the Company’s interest, at which time the cost is written off.  Gains or losses on partial sales of properties are reflected in the Consolidated Statement of Operations and Deficit in the period of sale.

Where the Company enters into an option agreement for the acquisition of an interest in mining properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company’s option.  As at December 31, 2005, the Company had no material option agreements outstanding that it was pursuing.

Impairment of Long-lived Assets

The Company periodically evaluates the future recoverability of its long-lived assets.  Impairment losses or write-downs are measured as the difference between the carrying amount and the fair value of the asset and are recorded in the event the net book value of such assets are determined to be not recoverable based on the estimated undiscounted future cash flows attributable to these assets.

Cusac Gold Mines Ltd.

Summary of Significant Accounting Policies - Continued

(Stated in Canadian Dollars)

December 31, 2005 and 2004

Future Income Taxes

Income taxes are accounted for by the liability method.  Under this method, income taxes reflect the deferral of such taxes to future years.  The deferral is a result of temporary differences which arise when certain costs, principally amortization and deferred exploration, are claimed for tax purposes in different time periods than the related amounts are amortized in the accounts.

Long-term Investments and Advances

Long-term investments, which consist primarily of advances to and investments in public companies, are recorded at cost less write-downs, when in management’s opinion, an other-than-temporary impairment in value has occurred.  Fair value of the investment in shares is determined based on market prices and the fair value of the advances approximates book value.

Estimates and Assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could materially differ from those estimates.  The items which required management to make significant estimates and assumptions in determining carrying value include long-term investments, property, plant and equipment, resource properties and asset retirement obligations.

Loss Per Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the year.  Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity.  In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive.  Basic and diluted loss per share are the same for the years presented.

For the years ended December 31, 2005, 2004 and 2003, potentially dilutive common shares (relating to options and warrants outstanding at year end) totaling 6,365,300 (2004 – 8,600,654; 2003 – 6,924,500) were not included in the computation of loss per share because their effect was anti-dilutive.

Financial Instruments

Financial instruments include cash, receivables, flow-through share proceeds, long-term investments and advances, bank indebtedness, accounts payable and accrued liabilities and loans from related parties.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  Unless otherwise noted, fair values approximate carrying values for these financial instruments.

Cusac Gold Mines Ltd.

Summary of Significant Accounting Policies - Continued

(Stated in Canadian Dollars)

December 31, 2005 and 2004

Stock-Based Compensation

Effective January 1, 2004, the Company retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, “Stock-based compensation and other stock based payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002.  Previously the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements. The Company has retroactively applied this accounting policy to prior years and restated the consolidated financial statements accordingly. The effect of the restatement was to increase the net loss for 2003 by $8,025 for options granted in that year, and to increase the accumulated deficit as of December 31, 2003 by $23,368 (Note 8).

Contributed surplus was restated for the corresponding effect of these restatements.

Flow-through Shares

Prior to March 19, 2004, the Company provided certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration and development expenditures. Where the Company had sufficient available tax loss carryforward balances or other deductible temporary differences to offset future tax liabilities arising from the renunciation of the tax benefits of the expenditures, no future tax asset or liability adjustments were reported and no allocation was made to share capital or deferred costs for the tax component renounced to subscribers.

Effective March 19, 2004, the Canadian Institute of Chartered Accountants issued additional guidance on the accounting treatment of Canadian flow-through shares through its Emerging Issues Committee Abstract (“EIC”) No. 146. All flow-through shares issued by the Company on or after March 19, 2004 are accounted for in accordance with this Abstract. The Abstract recommends that upon renunciation to the shareholders, the Company will reduce share capital and recognize a temporary future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carryforwards or other deductible temporary differences available to offset the renounced tax deduction and is more-likely-than-not able to utilize these tax losses before expiring, the realization of the deductible temporary differences will be credited to income in the period of renunciation.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period.  The portion of the proceeds received but not yet expensed at the end of the Company’s fiscal year was disclosed separately as Flow-through Share Proceeds on the Consolidated Balance Sheets.  Amounts of proceeds received in the year were recorded as Increase in Restricted Cash and the amounts expensed during the fiscal year were recorded as Decrease in Restricted Cash on the Consolidated Statements of Cash Flows.

Cusac Gold Mines Ltd.

Summary of Significant Accounting Policies - Continued

(Stated in Canadian Dollars)

December 31, 2005 and 2004

Flow-through Shares - continued

The proceeds received from flow-through shares were recorded as Increase in Restricted Cash in the Consolidated Statements of Cash Flows.  The amount spent in 2005 on resource property exploration was $1,065,879 (2004 - $1,120,152; 2003 - $75,000).

Asset Retirement Obligations

Effective January 1, 2004, the Company has retroactively adopted CICA 3110, “Asset Retirement Obligations”.  The Company retroactively recorded the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.  The obligation was measured initially at fair value using present value methodology, and the resulting costs were expensed. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows.  Any change in estimates of asset retirement obligations is recorded in accordance with CICA 1506, “Change in Accounting Estimates”.  The discount accretion of the liability is included in determining the results of operations.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2005 and 2004

1.        Nature of Business

Cusac Gold Mines Ltd. (the “Company”) is in the business of exploring, developing and mining resource properties.  As at December 31, 2005, the Company’s principal asset, the Table Mountain Property, included a past producing gold mine currently in a care and maintenance mode, as well as various separate exploration areas.  The recoverability of amounts shown for resource properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to continue exploration and/or recommence producing gold at the Table Mountain Property as well as future profitable production or proceeds from the disposition of such properties.

2.

Long-term Investments and Advances

	2005		2004
	No. of Shares	Amount	No. of Shares	Amount

Investments
Consolidated Pacific Bay Minerals Ltd., 6% interest in common shares (2004 – 7%)	1,275,667	$143,080	875,667	$95,080
ClearFrame Solutions Corp. (formerly ClearFrame Solutions Inc.), 1% interest in common shares (2004 – 2%) and warrants	21,750	-	1,435,001	71,753

		143,080		166,833
Advances
ClearFrame Solutions Corp. (formerly ClearFrame Solutions Inc.)		-		75,000
Consolidated Pacific Bay Minerals Ltd.		85,816		167,044

		$228,896		$408,877

The advances, except as discussed below, are unsecured, non-interest bearing and without specific terms of repayment.  Consolidated Pacific Bay Minerals Ltd. has common directors with the Company. ClearFrame Solutions Corp. (formerly ClearFrame Solutions Inc.) (“ClearFrame”) had common directors during 2004, but as a result of a restructuring, as at December 31, 2005 and 2004, ClearFrame and the Company had no common directors.

In 2004, ClearFrame issued to the Company and put in trust 1,500,000 common shares as collateral against the $75,000 of advances owing to the Company.  The Company then issued options to the management and directors of ClearFrame to allow the option holders to purchase these 1,500,000 ClearFrame shares at $0.05 per share for a period from July 6, 2004 to March 5, 2005. During 2005, the option holders exercised their options to purchase the ClearFrame shares for gross proceeds of $75,000 and the advances were repaid.

During the year, the Company was loaned 750,000 ClearFrame shares from two directors. The loan was structured as unsecured, non-interest bearing and with no fixed terms of repayment. The two directors of the Company loaned 750,000 shares of ClearFrame to the Company so that the Company would be in a better position to oppose ClearFrame’s declared intention to consolidate its capital on a 20 for 1 basis, as management of the Company felt that this action would have a

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2005 and 2004

2.

Long-term Investments and Advances - Continued

very adverse effect on its investment in ClearFrame. The transfer of the 750,000 shares to the Company increased the Company’s holdings to in excess of 10% of ClearFrame’s outstanding shares, which provided the Company, under the BC Company Act, the right to nominate directors to ClearFrame’s board of directors, which the Company contemplated doing to protect its investment.  In August 2005, the loaned shares were returned to the aforementioned directors after the ClearFrame shareholder’s meeting relating to the proposed consolidation of capital.

On March 5, 2005, the Company purchased 400,000 shares of Consolidated Pacific Bay Minerals Ltd. for $48,000 cash; and on October 5, 2005, the Company sold 50,000 post-consolidation shares of ClearFrame for $30,000 cash proceeds.

Aggregate cost and market value information with respect to long-term investments as at December 31, 2005 and 2004 are summarized as follows:

	2005	2004

Aggregate cost, net of write-downs	$ 143,080	$ 166,833

Aggregate market value	$ 204,107	$ 133,780

Gross unrealized losses	$ -	$ 33,053

Gross unrealized gains	$ 61,027	$ -

During 2005 and 2004, the Company wrote down the value of its long-term investments as follows:

	2005	2004
Investments
ClearFrame Solutions Corp. (formerly ClearFrame Solutions Inc.)	$ 21,754	$ 135,310

	$ 21,754	$ 135,310

During 2004, management believed it was prudent to write down the value of its investment in ClearFrame by $135,310 as the market value of these securities had been trading in a range significantly below the Company’s cost for over one year.  In 2005, ClearFrame proceeded with a 20 old shares for 1 new share consolidation of its capital, which management believed seriously impaired the Company’s ability to realize its costs for these securities.  During 2005, ClearFrame received a Cease Trade Order from the British Columbia Securities Commission for failing to file certain documents within the required time period.  Upon revocation of the Cease Trade Order, ClearFrame’s shares will remain suspended until they meet TSX Venture Exchange requirements.  Management believes that the Company’s ability to liquidate its investment in ClearFrame shares has been seriously impaired and there is an other-than-temporary decline in value.  As a result, the Company wrote off the ClearFrame investment to $Nil as of December 31, 2005.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2005 and 2004

3.

Property, Plant and Equipment

	2005			2004
	Cost	Accumulated Amortization	Net book value	Cost	Accumulated Amortization	Net book value
Automotive
equipment	$ 169,806	$ 151,543	$ 18,263	$ 152,686	$ 144,196	$ 8,490
Leasehold
improvements	2,128	2,128	-	2,128	2,128	-
Mine plant and
buildings	515,265	515,265	-	515,265	515,265	-
Mine equipment	1,336,709	1,297,529	39,180	1,344,771	1,286,611	58,160
Office equipment	79,271	69,206	10,065	78,337	66,689	11,648
	$2,103,179	$2,035,671	$ 67,508	$2,093,187	$2,014,889	$ 78,298

4.

Resource Properties

	2005	2004
British Columbia, Canada

Table Mountain Mine
Cost of claims	$ 773,402	$ 773,402
Deferred exploration and development	7,105,167	7,105,167

	7,878,569	7,878,569

Less: accumulated amortization	(3,550,000)	(3,550,000)
accumulated write-downs	(2,117,000)	(2,117,000)

	$ 2,211,569	$ 2,211,569

Table Mountain Mine

The Table Mountain Property (the “Property”) is located in the Cassiar district of British Columbia.  The Property consists of 152 (2004 – 152) full and fractional mineral claims and Crown Grants, with hard rock claims covering an area of approximately 12,346 hectares (2004 - 12,346) or 138 square kilometers (2004 - 123). During 2005 and subsequent to year end, the Company reviewed its land holdings and increased its holdings to cover additional areas prospective for economic mineralization.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2005 and 2004

4.

Resource Properties - Continued

Table Mountain Mine - Continued

Included in deferred development costs is $114,602 (2004 - $114,444) on deposit with regulatory authorities to ensure costs of environmental reclamation charges are provided for.

On July 29, 2004, the Company purchased two mineral claims in the Laird mining division of British Columbia (Wildcat Properties) for 30,000 common shares of the Company. In January 2005, the above mentioned shares were issued to the owner. During the year, the acquisition costs were expensed as resource property exploration expense on the Consolidated Statement of Operations.

During 2005, the Company commenced a new exploration initiative within the Table Mountain Property called the Taurus II Project, which is prospective for open pit gold mining.  Substantially all the Company’s exploration expenditures in 2005 were related to the Taurus II Project.

Commitments:

Certain historically non-producing claims carry obligations for the Company to pay net smelter return royalties of 2½% and a 10% net profits interest on production from these claims.

There is a lien against the Table Mountain Mine property in connection with unpaid taxes. The Company has provided collateral for the lien in the form of a letter of credit as outlined in Note 5.

On June 13, 2005, the Ministry of Energy and Mines issued an Amended Permit approving Work System and Reclamation plan to the Company related to the Table Mountain Mine property.  This permit requires the Company to deposit an additional $590,556 with the Minister of Finance for security, according to the following installment schedule:

On or before	Amount
June 1, 2006	$150,000
December 31, 2006	150,000
December 31, 2007	150,000
December 31, 2008	140,556
Total	$590,556

The amounts payable will be reduced by the Company’s expenditures on infrastructure decommissioning and physical reclamation work related to mine closure.

5.

Bank Indebtedness

In 2005, the Company arranged a $57,000 (2004 - $57,000) letter of credit facility and a $350,000 (2004 - $300,000) line of credit with a bank bearing interest at prime (5.00% at December 31, 2005) per annum which is collateralized by the Company’s cash and flow-through share proceeds.  As of December 31, 2005, the Company had approximately $62,000 (2004 - $Nil) line of credit available for use.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2005 and 2004

6.

Loans From Related Parties

Loans payable to directors bearing no interest, security or fixed terms of repayment amounted to $19,361 (2004 - $11,925).

7.

Share Capital

a)

Issued common shares

	2005		2004		2003
	Number		Number		Number
	of Shares	Amount	of Shares	Amount	of Shares	Amount
Balance, beginning of year	43,335,712	$ 20,040,158	39,404,981	$ 19,406,206	32,634,356	$ 17,451,148

Issued during the year for:

Cash (net of cash share issue costs of $77,397 (2004 – $139,334; 2003 – $118,915) and renouncement of future income tax recovery of $105,567 (2004 - $256,464 and 2003 –$Nil))	7,114,421	845,161	3,377,231	424,202	3,990,000	1,274,785
Warrants exercised	500,000	80,000	533,500	204,750	1,055,625	194,905
Options exercised	320,000	48,000	20,000	5,000	1,725,000	485,368
Property	30,000	8,700	-	-	-	-

	51,300,133	21,022,019	43,335,712	20,040,158	39,404,981	19,406,206
Less: share subscriptions receivable	-	(15,000)	-	-	-	-
Less: investment in Company shares	(4,000)	(1,600)	(4,000)	(1,600)	(4,000)	(1,600)

Balance, end of year	51,296,133	$ 21,005,419	43,331,712	$ 20,038,558	39,400,981	$ 19,404,606

On January 27, 2005, the Company issued 30,000 common shares to purchase two mineral claims in the Laird mining division of British Columbia (Wildcat Properties) (see Note 4).  The shares were valued based on the trading price of the common stock at the date of issuance.

On February 28, 2005, the Company issued 200,000 units by way of a private placement for gross proceeds of $32,000. Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.20 for a one-year period.

On July 6, 2005, the Company issued 550,000 flow-through units by way of a private placement for proceeds of $71,500.  Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $7,150 in share issuance costs associated with the above private placement by issuing 55,000 common shares to the agent.

On July 12, 2005, the Company issued 160,000 flow-through units by way of a private placement for proceeds of $20,800.  Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $780 in share issuance costs associated with the above private placement by issuing 6,000 common shares to the agent.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2005 and 2004

7.

Share Capital - Continued

On August 3, 2005, the Company issued 961,538 flow-through units by way of a private placement for proceeds of $125,000.  Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $12,500 in share issuance costs associated with the above private placement by issuing 96,154 common shares to the agent.

On August 5, 2005, the Company issued 2,137,308 flow-through units by way of a private placement for proceeds of $277,850. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $17,145 in share issuance costs associated with the above private placement by issuing 131,885 common shares to the agent.

On August 19, 2005, the Company issued 192,308 flow-through units by way of a private placement for proceeds of $25,000. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.15 for a one-year period. The Company incurred $2,500 in share issuance costs associated with the above private placement by issuing 19,230 common shares to the agent.

On December 2, 2005, the Company issued 1,200,000 flow-through units by way of a private placement for proceeds of $186,000. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.19 for a one-year period. The Company incurred $18,600 in share issuance costs associated with the above private placement by issuing 120,000 common shares to the agent.

On December 20, 2005, the Company issued 1,259,443 flow-through units by way of a private placement for proceeds of $226,700. Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.24 for a one-year period. The Company incurred $4,600 in share issuance costs associated with the above private placement by issuing 25,555 common shares to the agent.

The Company received $9,000 of the proceeds of the December 20, 2005 private placement and $6,000 of the proceeds of exercised stock options subsequent to December 31, 2005.  The amounts have been shown above as a reduction of the carrying amount of share capital.

On November 2, 2004, the Company issued 200,000 flow-through units by way of a private placement for proceeds of $60,000.  Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.35 until July 15, 2005. At the same time, 100,000 flow-through common shares were issued by way of a private placement for proceeds of $32,000.

On November 10, 2004, the Company issued 869,231 flow-through units by way of a private placement for proceeds of $226,000.  Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one common share at an exercise price of $0.31 for a one-year period.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2005 and 2004

7.

Share Capital - Continued

On November 10, 2004, the Company also issued 76,923 Series B independent agent warrants entitling the holder to purchase one unit at an exercise price of $0.26 for a one-year period in connection with the above noted private placement.  Each unit consists of one non-flow-through common share and one Series A warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.31 for a one-year period.

On December 30, 2004, the Company issued 300,000 flow-through units by way of a private placement for proceeds of $78,000.  Each unit consisted of one common share and one Series A warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.31 for a one-year period.

On December 30, 2004, the Company issued 1,800,000 flow-through units by way of a private placement for proceeds of $324,000.  Each unit consisted of one common share and one-half of a Series A warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.20 for one whole warrant (two half warrants) for a one-year period. The Company incurred $39,344 in share issuance costs associated with the above private placement.

On December 30, 2004, the Company also issued 108,000 common shares as a finance fee to an independent agent in connection with the above noted private placement. These shares were valued based on the trading price of the common shares on the date of the agreement. At the agreement date, the market value of these shares was approximately $19,500. Additionally, the Company issued 150,000 Series B agent warrants entitling the holder to purchase one unit at an exercise price of $0.18. Each unit consists of one common share and one-half of a Series A warrant entitling the holder to purchase one common share at an exercise price of $0.20 for one whole warrant (two half warrants) for a one-year period.

In March 2003, the Company issued 400,000 units by way of a private placement for proceeds of $148,000.  Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.42 for a one-year period.

In April 2003, the Company issued 60,000 units by way of a private placement for proceeds of $27,000.  Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.50 for a one-year period.

In December 2003, the Company issued 3,000,000 flow-through units and 430,000 non-flow-through units by way of a private placement for gross proceeds of $1,218,700.  Each unit consisted of one common share and one warrant entitling the holder to purchase one common share at an exercise price of $0.47 for an eighteen-month period. The company incurred $118,915 in share issuance costs associated with the above private placements.

In December 2003, the Company issued 100,000 non-flow-through shares as a finance fee to an agent in connection with the above-noted private placements.  These shares were valued based on the trading price of the common shares on the date of agreement.  At the agreement date, the market value of these shares was approximately $35,000.  Additionally, the Company issued 514,500 agent warrants, with each warrant entitling the holder to purchase one non-flow-through common share at an exercise price of $0.47 for an eighteen-month period.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2005 and 2004

7.

Share Capital - Continued

b)  Warrants

The following table summarizes the number of fully exercisable warrants transactions during 2005, 2004 and 2003:

	Number of Warrants	Weighted-Average Exercise price

Balance, January 1, 2003	2,945,625	$0.29
Issued (Series A warrants)	4,404,500	$0.47
Exercised (Series A warrants)	(1,055,625)	$0.18
Expired (Series A warrants)	(1,500,000)	$0.40

Balance, December 31, 2003	4,794,500	$0.44
Issued (Series A warrants)	2,269,231	$0.27
Issued (Series B warrants)	226,923	$0.21
Exercised (Series A warrants)	(533,500)	$0.38
Exercised (Series A warrants)	(316,500)	$0.20

Balance, December 31, 2004	6,440,654	$0.39
Issued (Series A warrants)	3,430,300	$0.18
Exercised (Series A warrants)	(500,000)	$0.16
Expired (Series A warrants)	(5,713,731)	$0.41
Expired (Series B warrants)	(226,923)	$0.21

Balance, December 31, 2005	3,430,300	$0.18

On December 9, 2005, 900,000 warrants were repriced from $0.20 to $0.16.

A summary of the warrants outstanding at December 31, 2005 is as follows:

Type	Number of Warrants	Exercise Price	Expiry Date

Series A	200,000	$0.20	February 28, 2006
Series A	275,000	$0.15	July 6, 2006
Series A	80,000	$0.15	July 12, 2006
Series A	480,770	$0.15	August 3, 2006
Series A	1,068,654	$0.15	August 5, 2006
Series A	96,154	$0.15	August 19, 2006
Series A	600,000	$0.19	December 2, 2006
Series A	629,722	$0.24	December 20, 2006

	3,430,300

Subsequent to December 31, 2005, a total of 270,000 warrants were exercised to purchase 270,000 common shares of the Company at $0.15 per share; 136,000 warrants were exercised to purchase 136,000 common shares at $0.20 per share; and 64,000 warrants exercisable at $0.20 expired unexercised.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2005 and 2004

7.

Share Capital – Continued

c)

Stock Options

The Company has a Stock Option Plan (“the Plan”) for directors, officers and employees. The maximum number of Common Shares to be issued under the Plan is 5,000,000 provided that the Company cannot at any given time have more than 20% of its issued shares under option.  The number of shares reserved for issuance at any one time to any one person shall not exceed 5% of the outstanding shares issued. Options granted must be exercised no later than ten years after the date of the grant or such lesser periods as regulations require.

The following table summarizes the number of fully-exercisable stock option transactions and the weighted-average exercise prices thereof:

	Number of Options	Weighted-Average Exercise Price

Outstanding at January 1, 2003	1,790,000	$0.27
Granted	2,340,000	$0.36
Cancelled/expired	(275,000)	$0.35
Exercised	(1,725,000)	$0.27

Outstanding at December 31, 2003	2,130,000	$0.36
Granted	50,000	$0.37
Exercised	(20,000)	$0.25

Outstanding at December 31, 2004	2,160,000	$0.36
Granted	1,315,000	$0.15
Cancelled/expired	(220,000)	$0.31
Exercised	(320,000)	$0.15

Outstanding at December 31, 2005	2,935,000	$0.25

The weighted-average fair value of options granted during 2005 was approximately $0.06 (2004 - $0.16, 2003 - $0.27) based on the Black-Scholes option pricing model using weighted-average assumptions, as described in Note 8.

On June 29, 2005, 290,000 options were repriced from $0.36 to $0.15, and 270,000 options were repriced from $0.37 to $0.15.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2005 and 2004

7.

Share Capital - Continued

A summary of the common share options exercisable and outstanding at December 31, 2005 is as follows:

Number of Options	Exercise Price	Expiry Date
50,000	$0.15	May 27, 2006
780,000	$0.36	July 28, 2006
170,000	$0.15	July 28, 2006
600,000	$0.37	November 14, 2006
220,000	$0.15	November 14, 2006
100,000	$0.15	June 29, 2007
815,000	$0.15	September 6, 2007
200,000	$0.15	December 23, 2007

2,935,000

Subsequent to December 31, 2005, on February 8, 2006, 25,000 stock options were exercised for purchase of 25,000 common shares of the Company at $0.15 per share.

8.

Stock-Based Compensation

a)

Prior to the accounting change in 2004, the Company accounted for all stock-based compensation issued on or after January 1, 2002 to non-employees using the fair value based method and recognized no compensation expense for stock-based awards to employees. The effect of retroactively applying the fair value based method of stock-based compensation to options granted to employees rather than the previously noted intrinsic method was to increase the net loss for 2003 by $8,025 for options granted in that year, and to increase the accumulated deficit as of December 31, 2003 by $23,368. The consolidated financial statements for the years ended December 31, 2003 have been restated to give effect to such change in accounting policy.

b)

On May 27, 2004, the Company granted 50,000 options for consulting services, with an exercise price of $0.37 and a term of two years. On July 28, 2003, the Company granted 760,000 stock options to directors for consulting services, 710,000 stock options to certain consultants and 30,000 options to an employee. All of these options have an exercise price of $0.36 and a term of three years.  On November 14, 2003, the Company granted 370,000 stock options to directors for consulting services and 470,000 stock options to consultants, with an exercise price of $0.37.

c)

On June 23, 2005, the Company granted 100,000 stock options to a consultant; on September 6, 2005, the Company granted 550,000 stock options to directors for consulting services, and 465,000 stock options to certain consultants; and on December 23, 2005, the Company granted 200,000 stock options to a consultant.  All of these options vested immediately, have an exercise price of $0.15 and a term of two years.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2005 and 2004

8.

Stock-Based Compensation - Continued

d)

On June 29, 2005, 290,000 options were repriced from $0.36 to $0.15, and 270,000 options were repriced from $0.37 to $0.15.  As a result of the stock option repricing, $12,900 of additional stock based compensation expense was recorded in 2005.

e)

On December 9, 2005, 900,000 warrants were repriced from $0.20 to $0.16.  As a result of the warrant repricing, $10,300 of additional stock-based compensation expense was recorded in 2005.

Weighted-average assumptions used in calculating compensation expense in respect of options granted to consultants and employees were as follows:

	2005	2004	2003
Risk-free rate	3.11%	3.02%	2.99% to 3.54%
Dividend yield	Nil%	Nil%	Nil%
Volatility factor of the expected market price of the Company’s common shares	77%	109%	127%
Weighted average expected life of the options (months)	24	24	36

For the year ended December 31, 2005, the compensation cost for stock options granted and repricings totaled $103,100 (2004 - $7,900, 2003 – $628,625) which was included in administrative expenses and credited to contributed surplus.

9.

Income Taxes

The tax effects of the temporary differences that give rise to the Company's future tax assets and liabilities are as follows:

	2005	2004

Net operating and capital losses	$2,167,000	$2,286,000
Property, plant and equipment	348,000	355,000
Mineral properties and deferred exploration costs	589,000	515,000
Investments	52,000	56,000
Asset retirement obligations	93,000	59,000
Undeducted financing costs	50,000	44,000
Valuation allowance	(3,299,000)	(3,315,000)

Future tax assets (liabilities)	$-	$-

The tax benefit of net operating losses carried forward and the associated valuation allowance were reduced by $224,000 (2004 - $1,632,000), representing the tax effect of losses which expired during the year.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2005 and 2004

9.

Income Taxes – Continued

The provision for income taxes differs from the amount established using the statutory income tax rate for British Columbia resident corporations not eligible for the small business deduction as follows:

	2005	2004	2003

Benefit at Canadian statutory rate	$(639,000)	$(689,000)	$(514,000)
Permanent differences	9,000	700	4,700
Non-deductible stock option compensation	35,000	2,600	221,000
Effect of reduction in statutory rate	51,000	-	253,000
Non-deductible flow-through costs	324,000	399,000	-
Non-deductible accretion expense	5,300	5,300	5,000
Increase (decrease) in valuation allowance	109,133	24,936	30,300
Future income tax recovery	$(105,567)	$(256,464)	$-

The Company’s future tax assets include approximately $50,000 (2004 - $44,000) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes.  If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations.

The Company has approximately $3,938,000 (2004 - $3,725,000) of undeducted exploration and development costs which are available for deduction against future income for Canadian tax purposes.  In addition, the Company has non-capital losses of approximately $3,634,000 (2004 - $3,710,000) expiring in various amounts from 2006 to 2015 and allowable capital losses of approximately $2,717,000 (2004 - $2,705,000) which are available to offset against future capital gains.

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and this causes a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in current income.

During 2005, the Company renounced $302,831 (2004 – $720,000) of expenditures and recorded a future income tax recovery of $105,567 (2004 – $256,464) in accordance with the accounting treatment of Canadian flow-through shares.  The Company has a commitment to spend $507,119 (2004 – $649,148) on Canadian exploration expenditures prior to December 31, 2007.

10.

Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements include:

a)

Remuneration paid or payable to directors and officers of the Company in 2005 amounted to $102,000 (2004 - $167,000; 2003 - $171,650).  As at December 31, 2005, $13,720 (2004 - $71,795; 2003 - $98,100) was included in accounts payable to a director for remuneration.

b)

During 2005, the Company received $54,600 (2004 - $39,000; 2003 - $60,000) for rent and administrative services provided to companies with common directors.  These amounts were recorded as a reduction of administration expenses.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2005 and 2004

10.

Related Party Transactions - Continued

c)

During 2005, a company controlled by the Company’s President charged the Company $Nil (2004 - $6,000; 2003 – $Nil) for web hosting services and Knowledge Management software licenses.

The above-noted transactions were in the normal course of business and were measured at the exchange value, which was the amount of consideration established and agreed to by the related parties.

11.

Commitments

Commitments not disclosed elsewhere in these financial statements include:

The Company is obligated to pay $7,500 per month in compensation to its president.

12.

Asset Retirement Obligations

The Company estimated its asset retirement obligations based on its understanding of the requirements to reclaim, decommission and clean up its Table Mountain Mine site.  The estimated costs have been reduced by the estimated salvage value recoveries.  The Company estimated that a total of approximately $705,000 (2004 - $500,000) commencing immediately would be required to complete the retirement obligations.  In recording the estimated initial present value of the obligations, a discount factor of 5.0% (2004 - 4.5%) (the credit-adjusted risk-free rate) was used.  The majority of the Company’s asset retirement obligations related to the Table Mountain Mine were incurred when the Company initially commenced production in 1993; accordingly, amortization of the discount has been retroactively recalculated from 1993.  The asset portion of the asset retirement obligations was retroactively written off in 1997, the same time that the Company earlier recorded an impairment reserve on the Table Mountain Mine.

The effect of the retroactive restatement was to increase the net loss for 2003 by $14,105 and to increase liabilities and accumulated deficit at December 31, 2003 by $327,548.  As at December 31, 2005, the asset retirement liabilities accrued are $609,324 (2004 - $342,288).  2005 additions to the asset retirement obligations were expensed.

The asset retirement obligations accrual required management to make significant estimates and assumptions.  Actual results could materially differ from these estimates.  The liability for accrued asset retirement obligations is comprised as follows:

Balance, December 31, 2002	$313,443
Accretion expense	14,105
Balance, December 31, 2003	327,548
Accretion expense	14,740
Balance, December 31, 2004	342,288
Liabilities incurred during the year (1)	251,633
Accretion expense	15,403
Balance, December 31, 2005	$609,324

(1) Reflects estimated increase in estimated future asset retirement obligations based on new assumptions.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2005 and 2004

13.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

14.

Restatement

Subsequent to the issuance of the December 31, 2004 financial statements, management undertook a review of the presentation of the cash proceeds received from flow-through shares in the Consolidated Statement of Cash Flows and determined that these amounts would be more appropriately presented in expanded detail to provide better reconciliation between the Consolidated Statements of Cash Flows and Note 7, Share Capital.  As described in the Summary of Significant Accounting Policies, proceeds received from the issuance of flow-through shares are restricted to be used only for resource property exploration expenditures within a two-year period.  As such, the portion of the proceeds received but not yet expensed at the end of the Company’s fiscal year was required to be disclosed separately from cash as Flow-through Share Proceeds on the Consolidated Balance Sheets. Given the restrictive nature of the proceeds from flow-through shares, the Company has concluded that the most appropriate presentation is to reflect the increase and decrease in restrictive cash as cash flows in investing activities and the proceeds from the issuance of flow-through shares, net of share issuance cost as cash inflows from financing activities in the Consolidated Statement of Cash Flow.  Consequently, the Company has restated its Consolidated Statement of Cash Flows for the years ended December 31, 2004 and 2003 to reflect these changes.

The following table gives effect to the restatement adjustments on the Company’s Consolidated Statement of Cash Flow as at December 31, 2004 and 2003:

As at and for the year ended December 31, 2004
	As previously reported	As restated

Resource property exploration qualified as flow-through expenditure	$1,050,000	$-
Total cash used in operating activities	$(575,489)	$(1,625,489)
Share capital and subscriptions received, net	$241,268	$-
Proceeds from flow-through shares, net of share issuance costs	$-	$680,666
Proceeds received from exercise of stock options	$-	$5,000
Proceeds received from exercise of warrants	$-	$204,750
Total cash provided by financing activities	$558,481	$1,207,629
Increase in restricted cash	$-	$(720,000)
Decrease in restricted cash	$-	$1,120,852
Total cash provided by (used in) investing activities	$(63,810)	$337,042

No changes were made to the Consolidated Balance Sheets, Statements of Operations and Deficit, and the basic and diluted loss per common share as part of the restatement.

Cusac Gold Mines Ltd.

Notes to the Consolidated Financial Statements

(Stated in Canadian Dollars)

December 31, 2005 and 2004

14.

Restatement - Continued

As at and for the year ended December 31, 2003
	As previously reported	As restated

Resource property exploration qualified as flow-through expenditure	$75,000	$-
Total cash used in operating activities	$(714,249)	$(789,249)
Share capital and subscriptions received, net	$1,157,688	$-
Proceeds from flow-through shares, net of share issuance costs	$-	$931,081
Proceeds received from exercise of stock options	$-	$485,368
Proceeds received from exercise of warrants	$-	$194,905
Total cash provided by financing activities	$1,103,344	$1,943,444
Increase in restricted cash	$-	$(1,050,000)
Decrease in restricted cash	$-	$75,000
Total cash used in investing activities	$(226,870)	$(1,233,705)

No changes were made to the Consolidated Balance Sheets, Statements of Operations and Deficit, and the basic and diluted loss per common share as part of the restatement.

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR YEAR ENDED DECEMBER 31, 2005

Cusac Gold Mines Ltd. (the “Company”) is engaged in the business of exploring for, developing and producing gold. The Company’s primary asset is the Table Mountain Property (“Table Mountain”), a 138 square kilometre package of mineral claims located in north central British Columbia, Canada.  Table Mountain Property hosts a number of gold assets, including a past producing underground gold mine (the “Mine”) with significant infrastructure, including a 300-ton per day ore processing facility, private roadways, underground working, shops, buildings, and various regulatory permits required for a producing mine.  Table Mountain also hosts numerous gold exploration targets outside the immediate mine area, including part ownership the Taurus Project, a large scale, bulk tonnage gold prospect, and 100% ownership of the Taurus II bulk tonnage gold prospect.

Full-time mining operations at Table Mountain were suspended at the end of 1997 due to reduced gold prices and ore grades.  The facility was at that time placed into care and maintenance mode, although the camp and other facilities have been increasingly used by the Company for exploration purposes, especially since 2003.  Subsequent to year-end, the Company arranged a financing which, if closed, would see the Mine recommence production in 2006.  Although management is optimistic about raising the required capital for production and ongoing exploration, investors should be advised that there is no guarantee that such financing will be obtained.

Exploration Activity

During 2005, the Company’s main focus at Table Mountain Property was the Taurus II bulk tonnage gold prospect.  This contrasts with 2004, when the main focus of exploration effort was on the Mine area.  Exploration expenditures for the year totalled $949,945, compared to $1,120,152 in 2004.

The change of focus in 2005 from the Mine area was undertaken with the intention of significantly increasing the Company’s gold resources.  The Taurus and Taurus II areas are geologically similar to the high-grade veins in the Mine, and are physically close to the Mine, but typically have lower gold values over larger widths, with more potential for large tonnage hosting large quantities of gold.  The Taurus Project, for example, hosts an estimated inferred resource of 1.04 million ounces of gold in approximately 32 million tons grading 1 gram of gold per ton.  30.4% of this resource (316,347 ounces) is located on mineral claims owned by the Company.  No resource estimation has been undertaken for Taurus II as more drill holes are required.

The Company’s 2005 Taurus II exploration program started with a detailed review of the Companies extensive archive of exploration data related to the Table Mountain Property with the goal of identifying bulk tonnage gold potential proximal to the Taurus Project.  This research revealed an extensive surface trenching program undertaken in the late 1980’s by a previous owner indicating strong gold values on surface over broad widths.  The Company used this data, as well as archival geochemical and geophysical data, to guide its 18 hole drilling program in 2005, which yielded sufficiently positive results to warrant significant additional exploration.  In October of 2005, an independent geological consultant recommended an additional $1.53 million in exploration at Taurus II to further test its bulk tonnage gold potential.   A copy of this report, prepared in compliance with Canada’s National Instrument 43-101 securities regulation governing the disclosure of mining data, is available free of charge online at www.sedar.com.

Mine Update

During 2005, the Company requisitioned a Preliminary Feasibility Report analysing the economic viability of the Mine.  This report, entitled Technical Report On Rory & East Bain Veins Table Mountain Gold Property Liard Mining District British Columbia, Canada, by R. Dennis Bergen, P. Eng. (APEGBC), dated March 22, 2005, complies with NI43-101 and is available on Sedar (the “Report”).  The Report, which includes a detailed review of the Company’s mining plan, plant and infrastructure, concluded that the Rory and East Bain veins are economically viable and contain in aggregate 44,000 tons of ore grading 0.49 ounces per ton gold containing 22,000 ounces of gold based on an assumed gold price of $535 Canadian.  The report concluded that $3.75 million in capital would be required to commence the operation that would produce gold at cash costs of USD$256 per ounce.  Subsequent to year-end, the Company arranged a financing which, if closed, would provide the operating capital required to execute this mining plan.

Investors should be cautioned that the Company’s business is subject to the considerable risks associated with the mining industry in general, such as fluctuating metal prices, environmental risks, high capital costs, and other risks.  Also, in spite of management’s confidence in its ability to profitably produce gold and obtain favourable exploration results, there is no guarantee that gold will be produced or favourable exploration results obtained.  At time of writing of this document, the Company does not have sufficient capital to proceed with exploration or mining.  Please see the financial discussion below for details.

SELECTED ANNUAL FINANCIAL INFORMATION

	Revenues	Ordinary Loss (per share)	Total Loss (per share)	Total Assets	Long Term Debt	Dividends
2005	Nil	1,636,894 (.03)	1,667,874(.03)*	3,047,061	Nil	Nil
2004	Nil	1,823,550(.04)	1,948,693(.04)**	3,374,820	Nil	Nil
2003	Nil	1,479,989 (.04)	1,465,121 (.04)***	3,970,972	Nil	Nil

* Includes $20,000 loss on sale of investments, $2,180 gain on equipment disposal, $8,594 interest income and $21,754 investment write-down.

** Includes $135,310 investment write-down and $10,167 interest gain.

***Includes $ 14,868 in interest income and equipment sale gains.

The above summary reflects the current non-producing status of the Company.   Losses are attributable to ongoing exploration at Table Mountain and general overhead and administration costs.  The decreased loss in 2005 is attributable to decreased exploration expenditures.  The increase in losses in 2004 is attributable to increased exploration expenditures.  The decrease in assets in 2005 as compared with 2004 is primarily attributable to a decrease in the Company’s cash position.

SUMMARY OF QUARTERLY RESULTS

Selected consolidated financial information for the year ended December 31, 2005 and each of the last eight quarters (unaudited) including 2004:

Quarter	4th	3rd	2nd	1st	4th	3rd	2nd	1st
3 Mo Ended	30/09/05	30/09/05	30/06/05	31/03/05	31/12/04	30/09/04	30/06/04	31/03/04
Revenue	-	-	-	-	-	-	-	-
Net Loss	$537,716	$632,894	$198,290	$193,407	$202,119	$689,355	$551,982	$234,033
Loss/share	$.01	$.01	$.005	$.004	$.01	$.02	$.004	$.006

The above quarterly results reflect generally increasing mineral exploration and financing activities.   The fourth quarter of 2005 shows relatively higher losses than other periods during the year due substantially to the inclusion of stock option expenses incurred during the period, partially off set by income tax recoveries received.  The fourth quarter of 2004 however shows a reduced loss compared to earlier quarters in the year as exploration activity was reduced, insignificant stock option expense was added to the period because of the lack of new stock options granted during the period, and due to a change in accounting policy, as explained below, $256,464 in future income tax recoveries were recorded related to the Company’s flow-through exploration funding in 2004.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005 the Company had current assets of $539,088, consisting of cash, receivables, short-term investments and prepaid expenses, compared to $676,076 at the end of 2004.  The increase in current assets is attributable to an increase in financing activity and reduced exploration expenditures.

Current liabilities at December 31, 2005 were $859,456, compared to $961,905 at the end of 2004.  The decrease is primarily attributable to a decrease in accounts payable.

Equity financing raised during 2005 was $1,063,728, compared to $890,416 raised during 2004.  The increase in equity financing year over year can be attributed an increased need for new funds for the Companies exploration programs.

At December 31, 2005, the Company had a working capital deficiency of $320,368 as compared to a deficiency of $285,829 at December 31, 2004.  Accounts payable totalled $549,539 compared to $642,464 in 2004.

Subsequent to year-end, the Company engaged M Partners Inc. of Toronto to raise $6 million in financing for the Company, subject to regulatory and shareholder approval.  This financing, if completed, will cure the Company’s working capital deficiency and provide funds to restart commercial gold production and fund the Company’s ongoing exploration budgets.

SIGNIFICANT CHANGES TO ACCOUNTING POLICY DURING THE YEAR

In response to regulatory and industry changes, the Company changes its accounting policy from time to time to comply with applicable rules and guidelines.  No changes were required to the significant accounting policies during the current year.

INVESTOR RELATIONS

Investor relations activity during the year consisted primarily of routine, in-house shareholder communications.  From March 2005 to July 2005, and December 2005 to present, the Company retained Carolina based investor relations firm The Windward Agency to provide general investor relations services for total compensation of USD$5,000 per month payable in cash.

FORM 52-109F2 – CERTIFICATION OF ANNUAL FILINGS

I, David H. Brett, the issuer, President and CEO, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Cusac Gold Mines Ltd., (the issuer) for the period ending December 31, 2005.

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Dated this 31st day of March, 2006

_”David H. Brett”___________________

David H. Brett

President & CEO

FORM 52-109F2 – CERTIFICATION OF ANNUAL FILINGS

I, Leanora B. Homrig, the issuer, CFO, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Cusac Gold Mines Ltd., (the issuer) for the period ending December 31, 2005.

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Dated this 31st day of March, 2006

_”Leanora B. Homrig”___________________

Leanora B. Homrig

CFO

CUSAC GOLD MINES LTD.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2005

DATED: March 31, 2006

TABLE OF CONTENTS

INTERPRETATION	1
Definitions	1
Forward-Looking Information	1
Incorporation of Financial Statements, Information Circular and Technical Reports	1
CORPORATE STRUCTURE	2
Name, Address and Incorporation	2
Intercorporate Relationships	2
GENERAL DEVELOPMENT OF THE BUSINESS	3
Table Mountain Property, British Columbia	3
Three Year History	4
Significant Acquisitions	7
DESCRIPTION OF BUSINESS	7
General	7
Table Mountain Project	7
Property Description and Location	7
Accessibility, Climate, Local Resources, Infrastructure and Physiography	9
History	9
Geological Setting	10
Exploration	11
Mineralization	12
Drilling	12
Sampling and Analysis	13
Security of Samples	14
Mineral Resource and Mineral Reserve Estimates	14
Interpretations & Conclusions: Future Exploration and Development	14
Other Mineral Properties	16
Risk Factors	16
DIVIDENDS	21
DESCRIPTION OF CAPITAL STRUCTURE	21
General Description of Capital Structure	21
MARKET FOR SECURITIES	21
ESCROWED SECURITIES	22
DIRECTORS AND OFFICERS	22
Name, Occupation and Security Holding	22
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	23
Conflicts of Interest	24
PROMOTERS	24
LEGAL PROCEEDINGS	24
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	24
TRANSFER AGENTS AND REGISTRARS	25
MATERIAL CONTRACTS	25
INTERESTS OF EXPERTS	25

- ii -

AUDIT COMMITTEE INFORMATION	25
Composition of the Audit Committee	25
Audit Committee Charter	26
External Auditor Service Fees	26
ADDITIONAL INFORMATION	27
ADDITIONAL DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS	27
Additional Disclosure	27

INTERPRETATION

Definitions

In this Annual Information Form, references to "Cusac Gold", the “Company”, the “Issuer”, “we”, “us” and “our” mean Cusac Gold Mines Ltd. and all its subsidiaries together unless the context otherwise clearly requires.  We also use the following abbreviations and defined terms:

“AIF” means this Annual Information Form.

“BCBCA” means Business Corporations Act (British Columbia).

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“TSX” means the TSX Exchange.

Forward-Looking Information

This AIF, including the material incorporated by reference, contains forward-looking statements which may not be based on historical fact. Readers can identify many, but not all, of these statements by looking for words such as “believe’’, “expects’’, “will’’, “intends’’, “projects’’, “anticipates’’, “estimates’’, “continues’’ or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this document.

Incorporation of Financial Statements, Information Circular and Technical Reports

Incorporated by reference into this AIF are the audited consolidated financial statements and Management Discussion and Analysis for the Company for the fiscal years ended December 31, 2005 and 2004 together with the auditor’s report thereon.  The financial statements are available for review on the SEDAR website located at www.sedar.com.  All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Other documents incorporated by reference in this AIF include:

•

Technical Report dated October 13, 2005 prepared by Dale A. Sketchley, P. Geo on the Taurus II Project, Table Mountain Gold Property, Liard Mining District, British Columbia (the “Taurus II Report”);

•

Management Discussion and Analysis for period ended December 31, 2005;

•

Information Circular dated as at June 27, 2005 prepared for the Annual and Special General Meeting of the shareholders of the Company held on July 27, 2005 (“Information Circular”);

•

Interim Management Discussion and Analysis of the Company for the quarter ended March 31, 2005;

•

Technical Report dated March 22, 2005 prepared by Dennis Bergen, P. Eng. on the East Bain and Rory Veins, Table Mountain Gold Property, Liard Mining District, British Columbia;

and all audited and interim financial statements, proxy circulars, news releases and other continuous disclosure documents filed by the Company, copies of which are available on request from the offices of the Company or on the SEDAR web site (www.sedar.com).

CORPORATE STRUCTURE

Name, Address and Incorporation

Cusac Gold Mines Ltd. was incorporated pursuant to the laws of the Province of British Columbia on November 19, 1965 as a limited company under the name “Glen Copper Mines Limited” with an authorized capital of 3,000,000 shares without nominal or par value with a maximum price of $1.00 by registration of its Memorandum and Articles.  On January 18, 1974, the Company changed its name to “Cusac Industries Ltd.” and reduced its authorized capital to 3,000,000 shares without par value.  On July 17, 1995, the Company changed its name to “Cusac Gold Mines Ltd.” and amended its authorized capital to consist of 105,000,000 shares divided into 100,000,000 common shares without par value and 5,000,000 preference shares without par value of which the first series, consisting of 250,000 shares, is designated Series A convertible Preference Shares.

The Company’s executive offices are located at 911 – 470 Granville Street, Vancouver, B.C. V6C 1V5, Tel: 604-682-2421, Fax: 604-682-7576, website: www.cusac.com.  Its registered office is located at 911 – 470 Granville Street, Vancouver, B.C. V6C 1V5.

The Company currently has 5 employees.

Intercorporate Relationships

The Company has one inactive wholly-owned subsidiary, Gulf Titanium Inc., incorporated pursuant to the laws of the State of Montana.  The following chart shows the subsidiary of the Company, its place of incorporation and the percentage of ownership of voting securities by the Company:

GENERAL DEVELOPMENT OF THE BUSINESS

The Issuer’s principal business from inception has been the acquisition and exploration and, if warranted, development and mining of mineral resource properties. The Issuer's principal mineral interest is the Table Mountain Property situated in the Cassiar Mining District of the Liard Mining Division of northern British Columbia and its primary focus is the production of gold from the Table Mountain. The Issuer holds a 100% right, title and interest in and to the Table Mountain Property, subject to a 2.5% net smelter return royalty and a 10% net profits interest on production from certain non-producing claims. (For further particulars on the Table Mountain Property, see Item 4. Description of the Business below.)

Table Mountain Property, British Columbia

The Issuer first acquired mineral property interests and conducted exploration activities in the Table Mountain area in 1978. In 1984, the Issuer conveyed its interests in the Table Mountain Property to a predecessor of Energold Minerals, Inc. (“Energold”) that operated a mine and established a mill at the site in exchange for a net profit interest in the production. From 1984 until 1989, the Issuer received over $6.8 million from its net profits interest in production from the Energold operations. Energold ceased operations at Table Mountain in 1989/1990.

In January 1993, the Issuer acquired all of Energold’s property interests at Table Mountain and Energold’s 300-ton per day mill in exchange for the issuance of 2,032,229 shares of the Issuer's common stock at a deemed value of $1.2 million. Since that acquisition, the Issuer has invested approximately $7.5 million in developing ore reserves and improving the mining facilities.

In January 1995, the Company entered into a Mining Venture Agreement with Cyprus Canada Inc., a subsidiary of Cyprus Amax Minerals of Denver, Colorado (“Cyprus”) regarding a northern portion of the Table Mountain Property consisting of a group of claims comprising approximately 15 square miles of ground known as the Taurus Gold project. The Taurus Gold project consists of mineralized zones that straddle the boundary of claims held by International Taurus Resources Inc. (“Taurus”) and the Company. Under the agreement, Cyprus could earn a 50% interest in the property by spending $2 million over 3 years and a 70% interest by establishing commercial production. The Company was to receive payments of $320,000, of which $70,000 was received on signing and an additional $30,000 was received on the anniversary date of the agreement. In August of 1996, after spending approximately $1 million, Cyprus elected to withdraw from the project.

The Issuer began mining on the Table Mountain Property in September of 1993. The core productive portion of the Table Mountain Property has been fully controlled and 100% owned by the Company since 1993. Mining operations continued until low grades and weak bullion prices forced suspension of continuous operations in the fourth quarter of 1997. From April 1994 to the suspension of operations, the Issuer produced approximately 63,000 ounces of gold from operations on the property. The Company has entered into a “care and maintenance” mode with regards to the Table Mountain Mine due to the low gold prices in the late 1990’s and early 2000’s and difficulty in raising capital. In recent years the price of gold has increased and the Company has been able to raise equity funding for exploration. Production has not recommenced at this time, but management is seeking to raise sufficient funds to restart mining operations. As outlined below, the Company completed in Q1 2005 an independent preliminary feasibility study related to gold reserves at Table Mountain that indicates the economic viability of recommencing operations and a requirement for $3.7 million start-up funds.

Three Year History

During 2002, with the price of gold increasing significantly, the Issuer was able to raise in the order of $1,300,000 in equity financing of which in excess of $300,000 was spent on exploration at the Table Mountain Property resulting in the identification of sufficient additional gold bearing mineralized material for Management to decide to seek funding to recommence production at the Table Mountain Mine.

In 2003, the Company continued to raise funds, including a $1.25 million brokered private placement concluded in December. These funds were used to execute the Company’s exploration plans and pay for ongoing administration costs.

During the 2004 Surface Diamond Drilling Program, a new mineralized quartz vein system was discovered in a relatively unexplored portion of the Table Mountain Property. The Company named the new gold structure the Rory Vein.

In February 2005, the Company acquired 750,000 shares of ClearFrame Solutions Inc. (“ClearFrame”) by way of a no-interest, no obligation loan from two insiders of the Company, which brought its holdings in ClearFrame to 2,185,001.  The purpose of the loan was to increase the Company’s holding to greater than 10% so that the Company would be in a better position to oppose ClearFrames proposed 20/1 consolidation of capital.  The company subsequently sold 1,500,000 of these shares at $0.05 per share for proceeds of $75,000 to the management of ClearFrame.  At the time of this sale, and at time of writing, $0.05 was above the market price of ClearFrame.  The sale was contingent upon the Company providing voting rights on the 1,500,000 shares.  The Company also transferred the above 750,000 shares back to the insiders of the Company who had provided them to the Company.  ClearFrame proceeded with its consolidation of capital on a 20/1 basis.  In the 4th quarter of 2005 the Company sold in the market an additional 50,000 shares by way of the public market for proceeds of 30,000 and now holds a total of 21,750 shares.  The Company now holds 1% of ClearFrame’s outstanding shares.  The value of these shares has been written down to $0 as the shares were suspended from trading at year end due to ClearFrame’s failure to file financial statements with regulatory bodies.    In February 2005, the Company completed and published the results of a Preliminary Feasibility Study related to the East Bain Vein and the Rory Vein.  The prefeasibility study was prepared by Dennis Bergen, PEng, an independent qualified person under National Instrument 43-101.  Highlights of the prefeasibility study are as follows:

•

Ore currently in the Rory vein totals 16,000 tons of Probable Mineral Reserves grading 0.46 oz/ton, containing 7,360 ounces of gold.

•

Ore currently in the East Bain vein totals 28,000 tones of Probable Mineral Reserves grading 0.50 ounce per ton, containing 14,000 ounces of gold.

•

The Company would net $2.5 million in cash from the project (projected to take 12 months) after deducting all operating costs and capital expenditures.

•

The project would result in an annualized internal rate of return of 129 per cent.

•

Total cash costs (including all direct on-site operational and overhead costs) per ounce are estimated to be $256 (U.S.) per ounce and total production costs (including amortization) are estimated to be $292 (U.S.), under the assumption that all capital costs of the project ($765,000) are amortized immediately.

The prefeasibility study is based on cut grades only (meaning all drill core assays used in reserve calculations over two ounces per ton were cut back to two ounces), assumes a gold price of $535 (Canadian), and does not include previously announced Rory and East Bain inferred mineral resources of 2,093 tons grading 0.33 oz/ton capped (at 2.00 oz/ton, and East Bain Inferred Mineral Resources of 1,276 tons grading 2.00 oz/ton capped at 2.00 oz/ton).  A sum of $3.7 million is required to finance capital expenditures and operating cost to bring the project to positive cash flow.  However, in spite of the reasonable level of confidence the Company has in the findings of the prefeasibility study, due to the inherent risks involved in the mining business, there is no assurance that the specified amount of gold is available, can be economically mined and the Company can receive any cash return of the project.

In 2005, the Company developed an exploration program designed to test bulk-tonnage gold targets in the vicinity of the existing Taurus Gold project. The Taurus Gold project is a disseminated gold prospect that lies on the Table Mountain Property as well as claims owned by American Bonanza Gold Corp (a claim map showing the deposit can be found at www.cusac.com). On claims owned 100% by the Company in the vicinity of the Taurus Gold project is an area where the geology and previous exploration indicates the possibility of a large-tonnage, disseminated gold deposit and/or high-grade quartz vein gold mineralization. The Company’s new exploration initiative in this prospective area is called Taurus II.

The Company reported several encouraging new targets with bulk tonnage, disseminated gold potential had been outlined during Phase I of its Taurus II initiative. The top priority target was a large zone of alteration and quartz veining where past trenching returned widespread gold values ranging up to 190 grams per ton in quartz and altered wall rock. Phase I involved a detailed compilation, digitization and interpretation of the Company’s large Taurus area data base created over three decades through work by various companies working in the Cassiar Gold Camp.

The second priority target, called the Somerville System, a 500 by 100 meter area located approximately 200 meters from the Backyard System to the west, was also the site of extensive trenching by Energold that outlined abundant quartz veining and alteration zones with samples ranging between up to 190 grams per tonne gold.

During Phase II of the Company’s Taurus II exploration, a total of 13 holes comprising 2, 444 meters of diamond drilling were completed.  Results of the drilling were encouraging, with a number of zones exhibiting sufficient low-grade gold mineralization over significant widths.  The best intercept was 2.2 grams per ton gold over 32 meters, but some of the holes failed to intercept significant mineralization.

A total of 1,140 meters were drilled in 6 holes on the Backyard System which is the largest exposed zone of quartz veining and carbonate-pyrite altered volcanics on the Taurus II property.  Significant results in the Backyard System include 1.43g/t Au over 3.7 meters in hole 05BY-03, 3.72 g/T Au over 2.20 meters in hole 05BY-04, and several other intercepts of more than 2 meters grading at or above 1 g/t in the Backyard System holes.

A total of 1,122 meters were drilled in 6 holes on the Somerville System where numerous surface rock and geochem anomalies define a zone over half a kilometre square.  Highlights of the Somerville zone drilling include 0.93 g/t Au over 12.7 meters in hole 05SV-01, 2.04 grams gold over 8.70 meters in hole 05SV-02, and 1.26 g/t Au over 25.6 m in hole 05SV-04.  Additionally, hole 05SV-03 encountered 19 meters of 1.27 g/t Au.  All significant intercepts from the drilling from this phase of exploration are presented in table form and can be found at www.cusac.com.

In October 2005, the Company completed and published the results of a compliant Technical Report on the Taurus II Project by Dale Sketchley, M.Sc., P.Geo, an independent qualified person under National Instrument 43-101.  The report confirms the potential on the Taurus II property for near surface, lower-grade, vein-alteration systems and recommends further exploration expenditures of $1.53 million.  The report is available at www.sedar.com.

In October 2005, the Company recommenced its 18 hole, 3400 meter diamond drilling program at the Taurus II property.

In December 2005, the Company announced assays from the final holes in the Company’s most recent 18 hole, 3400 meter diamond drilling campaign have extended the bulk tonnage Taurus II gold target at least 255 meters to the west from previously reported Hole SV-06.  The Taurus II bulk tonnage disseminated gold target area is now at least 1.5 km E-W by 1 km N-S in extent and remains open in both directions.  Highlights include diamond drill hole SV-07 had 12.25 meters grading 1.11 grams per tonne Au within a very broad zone with relatively consistent gold mineralization grading 0.53 grams per tonne Au over 50.25 meters.

In March 2006, the Company announced the issuance of a combination of flow-through units, common share units and convertible debentures in order to raise up to $6,000,000 to be utilized to resume gold production at the Table Mountain Property, to conduct further exploration work on the Taurus II project and to pay the expenses of the offering and for general working capital.  $3,750,000, required to resume gold production at Table Mountain, is to be raised through the issuance of 1,000 Convertible Debentures priced at $3,750 per Debenture, maturing in 18 months.  $1,500,000, needed for exploration of the Taurus II project, is to be raised through the issuance of 5,555,556 flow-through units at $0.27 per unit whereby each unit consists of one common flow-through share and one-half of one warrant to purchase a non-flow-through common share at $0.35 for a period of 12 months.  The remaining $750,000 in working capital funds are to be raised through the issuance of 3,125,000 commons hare units at $0.24 per unit whereby each unit will consist of one common share and one full warrant to purchase an additional common share at $0.35 for a period of 12 months.  This transaction is expected to close in May 2006, subject to regulatory approval.

Significant Acquisitions

The Company made no significant acquisitions during fiscal 2005 for which disclosure is required under Part 8 of National Instrument 51-102.

DESCRIPTION OF BUSINESS

General

The Issuer has been engaged in the exploration, development and mining of mineral resource interests since its inception.  Presently, the Issuer’s principal mineral interest is a 100% interest in the Table Mountain Property in the Cassiar Mining District, Liard Mining Division of northern British Columbia.

The operations of the Issuer are managed by its directors and officers.  The Issuer engages geological consultants from time to time as required to assist in evaluating its interests and recommending and conducting work programs.

Table Mountain Project

The Table Mountain Project is the Company’s principal project at this time.  The following disclosure represents information summarized or extracted from the following technical report prepared pursuant to the provisions of NI 43-101 and filed on SEDAR at www.sedar.com:

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report entitled “Technical Report on Taurus II Project, Table Mountain Gold Property, Liard Mining district, British Columbia, Canada” (the “Taurus II Report”) dated October 13, 2005 and prepared for the Company by Dale A. Sketchley, M.Sc., P.Geo. (the “Taurus II Report”)

Property Description and Location

The Table Mountain Gold Property is located in northern British Columbia, 115 km southwest of Watson Lake, Yukon Territory, and 120 km northeast of Dease Lake, British Columbia (Figure 1). Access to the property is via Highway 37, which connects to these towns. The abandoned town of Cassiar is at the northwestern end of the property, and the unincorporated settlement of Jade City is on Highway 37 at the road entrance to the mine facilities.

The Company presently controls the majority of the hard rock mining claims and a number of placer claims in the Cassiar area, which comprise the Table Mountain Gold Property in the Liard Mining District, NTS 104P. The property covers approximately 12,300 hectares and is mostly contiguous. The property has been acquired by direct staking, outright purchase, and option agreements. Most of the claims are owned outright, with some subject to option payments and net smelter royalties, or net profit interests.  The title to these claims and underlying agreements have not been verified.

Table Mountain Gold Property Location Map.

The Table Mountain processing and support facilities consist of a 300 ton-per-day gravity-floatation mill, power plant, service facilities, offices, core library, cookhouse, and bunkhouses. A newly-completed and permitted tailings pond, with approximate capacity of 50,000 tonnes, is next to these facilities, which are centrally located in the camp adjacent to McDame Lake and Highway 37. Additional service facilities are located at the Cusac mine in the southern portion of the camp.

The property contains numerous occurrences of gold-bearing quartz veins, many of which have been mined underground and less so from surface. Numerous old surface disturbances such as access roads, trenches, open pits, underground staging areas, and drill sites occur throughout the property and have been reclaimed (Hunt 2003). There are two tailings disposal facilities, one of which has been reclaimed. Deposits of material from placer mining are present along McDame Creek. The project does not appear to be subject to any environmental liabilities. Work permits are required on an as-needed basis in advance of the work being conducted.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Numerous secondary haul roads, accessible by two-wheel-drive vehicles, connect to all parts of the camp from Highway 37. Four-wheel-drive and off-road vehicles are required to access more remote areas of the property and those with roads or trails in poor condition.

The climate is characterized by short, warm summers and long, cold winters. Underground mining, which is most common, can be conducted year round, and small open pit mining, which is less common, is usually conducted only in the summer.

The property contains numerous historical mining areas and is well set up for continued mining operations. Areas of high exploration potential have sufficient surface areas for access; power and water sources are in-place; mining personnel would be hired externally and housed in the on-site work camp; tailings storage areas are permitted; and the on-site processing plant is operational.

Although the surrounding mountainous areas are rugged, much of the camp area has rolling topography.

History

Chronology

Gold was discovered in the Cassiar District in 1874. The district developed into one of British Columbia's major placer camps; most of its production occurred between 1874 and 1895.  Minor small-scale placer mining continues today.

Although placer production in the district was significant, little was done prior to 1933 to locate lode gold deposits.  In 1934, the first gold-bearing quartz veins were found in Quartzrock Creek. Following this, numerous veins were discovered and many claims were staked.  The higher-grade portions of these veins were exploited by small-scale mining over the next forty years.  Cusac's interest in the area began with the prospecting efforts of Fred and Guilford Brett who formed Glen Copper Mines Ltd., which evolved into Cusac Industries Ltd., and in 1995, Cusac Gold Mines Ltd.

The first larger operation started in 1978 when the Agnes and Jennie Mining Company Limited and Nu-Energy Development Corp., which later amalgamated to become Erickson Gold Mining Corporation, commenced production from the Jennie Vein in the Main Mine.  In 1979 and 1980, Cusac conducted work in the area of the Cusac Mine.  During 1980, Plaza Mining Corporation commenced open pit production from the eastern portion of the Vollaug Vein.  Between 1978 and 1984, development of the Main Mine, also known as the Erickson Mine, was expanded to include workings on four main levels to exploit the Jennie, Maura, Alison, and Bear Veins.  Esso Resources Canada Limited conducted exploration around the Main Mine in the early 1980's.

Cusac discovered several veins at Pooley Creek in 1982, and conducted minor work on them.  In 1983, Erickson commenced production from the Troutline Mine at the eastern end of the Vollaug Vein and from various open pits along it.  In the following year, Cusac optioned its property to Erickson, which had acquired Plaza in the previous year and continued to expand its property holdings.

In 1985, Total Compagnie Francaise des Petroles acquired operating control of Erickson, renamed the company Total Energold Corporation, commenced production from the Eileen Vein in the Cusac Mine in 1986, and discovered additional veins in the area.  During 1988, Total started work on the 10 level, a 2.5 km drift to access the Michelle High Grade Vein (MHG), which could not be accessed from the Cusac Mine because of high water flows.  Production from the Cusac Mine and Main Mine ceased, with only minor production continuing on the Vollaug Vein.  Work on level 10 ceased in 1989 due to high costs and high water flows.

Total elected to divest itself of all North American mineral assets in 1991.  Cusac purchased these assets, free and clear of any royalties to Total, re-opened the Cusac Mine, and in 1993, commenced production on the Bain Vein (Bain Mine).  During the development of the Cusac decline to the MHG Vein, the Big vein was defined and mined. Mining of the MHG commenced in June 1995, and continued through 1997.

In 1995, Cyprus Canada Inc. (Cyprus) entered into agreements with International Taurus Resources Inc. (Taurus) and Cusac on the Taurus project north of the current property area, which resulted in the definition of an inferred open pitable resource.  In 1996, Cyprus withdrew from the project, and Cusac entered into an agreement with Taurus, which conducted additional work that defined an indicated resource.  In 1998, Cusac optioned the claims and consolidated the entire Cassiar Gold Camp under one operator.  Cusac completed reclamation of the Taurus mine site, but no further work was conducted, and the agreement was subsequently terminated.

Diamond drilling was conducted on the East Bain Vein during 2002, which confirmed the existence of a gap with the West Bain Vein, but failed to extend the structure to the east.

Geological Setting

Regional Geology

The Table Mountain property is located in the Sylvester Allochthon of the Slide mountain Terrane.  The allochthon occupies the flat-bottomed McDame synclinorium and is comprised of gabbro, pillowed and massive basalt, banded chert, carbonate, argillite, ultramafics, and minor arenite of Late Devonian to Late Triassic age.

Nelson and Bradford (1989, 1993) divided the allochthon into three stacked, structural-lithological packages.  Division I, the lowest, is a sedimentary sequence that occurs along the margins.  The middle, Division II, is an ophiolitic assemblage that occupies the central portion and contains two major ultramafic sheets.  Division III, the upper, is an island-arc unit that caps the Division II at higher elevations.  The Cassiar Gold Camp is within Division II.

Full details pertaining to the Regional Geology of the Table Mountain Property can be found in the Taurus II Report dated October 13, 2005 filed on www.sedar.com.

Project Geology

Rocks in the Cassiar area have been informally divided into lower, middle and upper thrust sheets for mine geology purposes.  The upper subunit is the most widespread and crops out over most of the camp.  It comprises massive and pillowed basalt with rare chert intercalations with the lower portion in the Taurus area marked by magnetite and jasper-rich basalt.  The non-magnetic and non-jasper-bearing basalt sequence hosts most of the vein systems in the camp and has been the focus of exploration.

A thin discontinuous sheet of ultramafic rocks occurs at the base of the Table Mountain Sediments.  The sheet locally thickens to large bodies in the order of hundreds of meters.  Near vein systems, these ultramafic rocks are altered to a quartz-carbonate-fuchsite assemblage, referred to as listwanite.

Diabase and lamprophyre dykes crosscut all lithologies and veins, are steeply dipping and strike easterly.  Xenoliths of granitic rock occur in several dykes throughout the camp.

Full details pertaining to the Project Geology of the Table Mountain Property can be found in the Taurus II Report dated October 13, 2005 filed on www.sedar.com.

Exploration

Almost all of the exploration work conducted on the Table Mountain Gold Property is historical in nature.  This work includes geological mapping, geophysical surveys, soil sampling, trenching, diamond drilling and underground drifting.

Exploration activity in 2005 included a diamond-drilling program on the Company’s Taurus II bulk tonnage exploration Target located on the Table Mountain Property.  A total of 13 holes comprising of 2,444 meters of diamond drilling were completed during the 2nd phase of the exploration.  Results of the drilling were encouraging, with a number of zones exhibiting sufficient low-grade gold mineralization over significant widths.  The best intercept was 2.2. grams per ton gold over 32 meters.  Some of the holes failed to intercept significant mineralization.

The Taurus II Report confirms the potential at Taurus II for near surface, lower-grade, vein-lateration systems and recommends further exploration expenditures.  The full text of the report is available at www.sedar.com.

Mineralization

Veins in the Cassiar Gold Camp consist of early barren quartz veins without visible alteration; main stage barren and gold-bearing quartz veins with sericite-ankerite alteration envelopes; and late barren quartz-carbonate veins with kaolinite-ankerite alteration envelopes.

Type I veins occupy steeply-dipping east-northeasterly to northeasterly-trending, subparallel fractures that comprise the majority of veins in the camp.  There appears to be a continuum from widespread, lower-grade systems of multiple veins with high gold contents in altered wallrock, upward into narrower, erratic and lower-grade single structures that pass into consistently higher-grade composite structures in wallrocks immediately under the cap of the Table Mountain Sediments.  In the Cusac Mine and Main Mine, vein roots into a prominent chert unit in the lower portions of the mines, although structural imbrication under the lower contact of the middle thrust sheet does complicate this relationship.  In the central part of the camp, there is a transition from narrower, erratic and lower-grade single structures on the south side of McDame Lake to widespread, lower-grade systems of multiple veins under a cap of the Table Mountain Sediments on the north side of McDame Lake.  This could be a function of a major structure along McDame Creek and/or a thinning of basalt that forms the upper subunit of the lower thrust sheet.

Type II veins occupy the shallowly-dipping plane of the thrust fault that occurs at the bottom of the middle thrust sheet comprising the Table Mountain Sediments.  The best Type II vein example is the Vollaug Vein, which extends for almost three kilometres along Table Mountain.  Other smaller veins or vein segments are the Jennie’s Revenge Vein the Main Mine, the tops of larger structures in the Cusac Mine and area, some of the Hunter Veins on the east side of Hungergroup Massif, and veins under klippen of the Table Mountain Sediments north of McDame lake.

Full details pertaining to the Mineralization of the Table Mountain Property can be found in the Taurus II Report dated October 13, 2005 filed on www.sedar.com.

Drilling

In  July 2005, the Company commenced its Taurus II drill program, a diamond drilling program designed to test new bulk tonnage gold targets on the Company’s 100% owned Table Mountain Gold Property.

The Company reported several new targets with bulk tonnage, disseminated gold potential had been outlined during Phase I of its Taurus II initiative. The top priority target was a large zone of alteration and quartz veining where past trenching returned widespread gold values ranging up to 190 grams per ton in quartz and altered wall rock. Phase I involved a detailed compilation, digitization and interpretation of the Company’s large Taurus area data base created over three decades through work by various companies working in the Cassiar Gold Camp.

The top priority target, named the Backyard System located 3.7km south east of the Taurus Gold project, was the site of an extensive trenching, mapping and sampling program carried out by Total Energold in 1987-88. The focus on Energold’s program was to outline high-grade vein gold ore to supply the nearby 300TPD mill now owned by the Company. Following up on widespread gold anomalies in soil, a trenching program outlined broad zones of gold bearing quartz veining and alteration grading up to 181 grams per tonne gold in chip samples. The gold mineralization is evident in the abundant narrow quartz veins in the trenches, as well as in alteration zones surrounding the veins.

The second priority target, called the Somerville System, a 500 by 100 meter area located approximately 200 meters from the Backyard System to the west, was also the site of extensive trenching by Energold that outlined abundant quartz veining and alteration zones with samples ranging between up to 190 grams per tonne gold.

During Phase II of the Company’s Taurus II exploration, a total of 13 holes comprising 2, 444 meters of diamond drilling were completed.  Results of the drilling were encouraging, with a number of zones exhibiting sufficient low-grade gold mineralization over significant widths.  The best intercept was 2.2 grams per ton gold over 32 meters, but some of the holes failed to intercept significant mineralization.

A total of 1,140 meters were drilled in 6 holes on the Backyard System which is the largest exposed zone of quartz veining and carbonate-pyrite altered volcanics on the Taurus II property.  Significant results in the Backyard System include 1.43g/t Au over 3.7 meters in hole 05BY-03, 3.72 g/T Au over 2.20 meters in hole 05BY-04, and several other intercepts of more than 2 meters grading at or above 1 g/t in the Backyard System holes.

A total of 1,122 meters were drilled in 6 holes on the Somerville System where numerous surface rock and geochem anomalies define a zone over half a kilometre square.  Highlights of the Somerville zone drilling include 0.93 g/t Au over 12.7 meters in hole 05SV-01, 2.04 grams gold over 8.70 meters in hole 05SV-02, and 1.26 g/t Au over 25.6 m in hole 05SV-04.  Additionally, hole 05SV-03 encountered 19 meters of 1.27 g/t Au.  All significant intercepts from the drilling from this phase of exploration are presented in table form and can be found at www.cusac.com.

In October 2005, the Company recommenced its 18 hole, 3400 meter diamond drilling program at the Taurus II property.

In December 2005, the Company announced assays from the final holes in the Company’s most recent 18 hole, 3400 meter diamond drilling campaign have extended the bulk tonnage Taurus II gold target at least 255 meters to the west from previously reported Hole SV-06.  The Taurus II bulk tonnage disseminated gold target area is now at least 1.5 km E-W by 1 km N-S in extent and remains open in both directions.  Highlights include diamond drill hole SV-07 had 12.25 meters grading 1.11 grams per tonne Au within a very broad zone with relatively consistent gold mineralization grading 0.53 grams per tonne Au over 50.25 meters.

Sampling and Analysis

Drill core sampling completed during the 2005 exploration program consisted of logging core, marking the mineralized sections into sample intervals based on geological criteria, splitting the core in half along its length using a continuous line to prevent bias, splitting with a manual hammer blade splitter and bagging one-half of the split core from each marked sample interval.

The average sample length was 0.9 meters with an average weight of 2.3 kg.  A total of 595 samples were collected and sent for Routine Sample Assays.  Screen Metallics Assays were conducted on an additional 64 samples.

Full details pertaining to the Sampling and Analysis of the Table Mountain Property can be found in the Taurus II Report dated October 13, 2005 filed on www.sedar.com.

Security of Samples

Samples from the 2005 exploration program were put in individual plastic bags or larger plastic bags with security tags attached.  The bags were packed in cardboard boxes wrapped in plastic packing tape.  Boxes were delivered to the Dease Lake terminal for air freight shipment to Smithers, B.C. where they were transferred to an Air Canada flight to Vancouver, B.C. and delivered by courier to Acme Analytical Laboratories Ltd. (“Acme”).  Acme prepared the samples, conducted Routine Sample Assays (RSA) on all samples, issued approved analytical certificates and stored the samples at the Acme facility in Vancouver, B.C.

Mineral Resource and Mineral Reserve Estimates

There are no mineral resources defined in the project area on claims owned by the Company.  Several historic, non NI 43-101 compliant, mineral inventories were outlines for open pit mineable deposits in the Taurus Mine – Hlil 88, approximately 4 kilometres to the northwest of the Taurus II project area.

Interpretations & Conclusions:  Future Exploration and Development

Sketchley in the Taurus II Report has concluded that:

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Potential exists in the Taurus II project area to outline gold-bearing vein –alteration systems that could be amendable to open pit mining.

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Emphasis should be placed on looking for litho-structural features that could have controlled hydrothermal fluid flow resulting in the coalescing of swarms of anastomosing gold-bearing vein-alteration zones to form areas worthy of additional exploration.

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The Dribble Creek area is a corridor of exploration interest, particularly where the Backyard, Somerville, North Notch, Newcoast and Newcoast West areas trend into the Erickson Creek Fault Zone and adjacent parallel structures.

Work Program

In the Taurus II Report, Sketchley recommends further exploration expenditures of $1.53 million.  Further details can be found in the Taurus II Report dated October 13, 2005 filed on www.sedar.com.

A three phase exploration program with a budget of $1.53 million is proposed: phase I would comprise base line studies that are needed to develop targets; phase II involves diamond drilling of high priority targets; and phase III is follow-up diamond drilling.

A description of the work program is as follows:

1. A GIS image base is required to ensure all information is compiled with appropriate geographic relationships.

2. Detailed historical geological mapping needs to be incorporated with GIS image base to provide a better understanding of the geological setting of the area.

3. Petrographic and gold occurrence studies are needed to understand gold relationships.

4. Soil sampling will update fragmented and spotty historical coverage to provide consistent coverage for GIS integration.

5. Magnetic and VLF-EM testing will help to understand the usefulness of these tools considering that the Bain Vein in the Cusac Mine area was discovered by following up a VLF-EM anomaly. Testing should be done over the Backyard and Newcoast areas.

6. Examination of outcrops and anomalies on the ground is needed to place all baseline information in context before investigation by drilling.

7. Surface land ownership in the area of the Backyard System should be obtained before further exploration is conducted.

8. Drilling should be done by diamond coring to understand geological relationships.

An estimated cost of individual items is described herein.

Phase I
1. GIS imaging and aerial photo study	$ 50,000
2. Compilation of remaining geological data	30,000
3. Petrographic and gold occurrence study	10,000
4. Soil sampling survey – 50 km @25 m spacing @$20/sample	40,000
5. Magnetic and VLF-EM test study	10,000
6. Geological ground examination study	20,000
7. Support costs (food, lodging, First Aid, Vehicle, Equipment)	75,000
Subtotal	$235,000
Phase II
1. Diamond drilling – 20 holes @ 200 m @$160/m all up (includes mob, demob, drilling, logging, assaying, camp costs)	$640,000
Subtotal	$640,000
Phase II
1. Diamond drilling – 20 holes @ 200 m @$160/m all up (includes mob, demob, drilling, logging, assaying, camp costs)	$640,000
2. Independent Qualified Person Site Visit, Review and Report	15,000
Subtotal	$655,500

All Phases Total	$1,530,000

Other Mineral Properties

Tulameen Platinum Property

Under agreements signed in 2001 with certain claim holders and Bright Star Ventures Ltd., the Company acquired certain rights to the Tulameen Platinum Property located in the Similkameen Mining Division of the Province of British Columbia. Subsequently to the end of 2004, the Company decided that this property did not merit ongoing investment and abandoned 100% of its interest.

Risk Factors

Risk of Non Compliance with Government Regulations

To the best of our knowledge, the Company has obtained all necessary governmental permit approvals for development of its properties. If additional approvals are necessary for any development in the future, the Company intends to provide all the necessary information to regulatory authorities and adjust its development plans to enable it to obtain any requisite approvals. In the event the Company is not able to obtain the necessary approvals, the Company’s development plans and operations could be negatively impacted. The Company currently believes its operations throughout comply with all governmental regulations, and it intends to comply with all governmental regulations as it continues to explore, develop and, if possible, exploit its properties.

Financial Uncertainty

The Company’s objective is to delineate economic bodies of gold mineralization on its properties. The decision to go into full scale production and undertake additional exploration and development programs and feasibility studies will involve consideration and evaluation of several significant factors including, but not limited to: costs of bringing proven reserves into production, including additional exploration and development work, preparation of production feasibility studies; availability and costs of financing; ongoing costs of production; market prices for the metals to be produced; environmental compliance regulations and restraints; and political climate, governmental regulation and control, or both.  There is no assurance that these factors will be favorable so that full scale production and additional exploration will be economically feasible.

Uncertainty of Profitability

The Company has not yet fully explored or developed all targets on its properties and has not had net income from operations for the past three years. There can be no assurance that the Company will become profitable in the future. At present the company’s only established reserves occur on the Table Mountain Gold Property. There is no assurance that these reserves shall be economically mined.

Going Concern Uncertainty

The Company is an exploration stage company with no history of profitability. There can be no assurance that the operations of the Company will be profitable in the future. The Company has limited financial resources and will require additional financing to further explore, develop, acquire and retain its property interests and if financing is unavailable for any reason, the Company may become unable to acquire and retain its mineral concessions and carry out its business plan. These circumstances raise doubt about our ability to continue as a going concern.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Potential Dilution of Shareholder’s Equity

It is likely that to obtain necessary funds, the Company will have to sell additional securities, including, but not limited to, its common shares or by other means, the effect of which would result in a substantial dilution of the present equity interests of the Company’s shareholders.

Unknown Factors beyond the Control of the Company

The profitability of the Company’s current operations is significantly affected by the market price of gold. Market gold prices can fluctuate widely and are affected by numerous factors beyond the Company’s control, including;

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industrial and jewellery demand,

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expectations with respect to the rate of inflation,

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the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies,

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interest rates,

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central bank sales,

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forward sales by producers,

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global or regional political or economic events, and

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production costs in major gold-producing regions such as South Africa, South America and the former Soviet Union.

The potential profitability of mineral properties owned by the Company is dependent upon many factors. For instance, world prices of and markets for non-precious and precious metals and minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these three, and respond to changes in domestic, international, political, social and economic environments. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Company.

Competitiveness of Mining Industry

The mining industry is intensely competitive. The Company competes with many major mining companies that have substantially greater financial and operational resources. Accordingly, there is a high degree of competition for desirable mining leases, suitable prospects and funding.

Fluctuating Price and Demand of Gold and Base Metals.

The demand for and supply of gold affects gold prices, but not necessarily in the same manner as supply and demand may affect the prices of other commodities. The supply of gold consists of a combination of new mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. There is a risk that the Company revenue from gold sales, if any, may never rise above the cost of production and as such operations may never become economical.

Some of the factors in gold market fluctuations include the pricing and demand, producing costs and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of minerals, and environmental protection regulations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital to be profitable or viable.

Risk of Mining Operations

Mining operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, flooding, explosions, rock-bursts, cave-ins, landslides, inability to obtain suitable or adequate machinery, equipment or labor, and other risks are involved. The Company may become subject to liability for pollution, cave-ins, or hazards against which it cannot adequately insure or which it may elect not to insure. Incurring any such liability may have an adverse effect on the Company’s financial position and operations.

Nature of Business

The validity of mining claims is often uncertain and may be contested. In accordance with mining industry practice, the Company has surveyed the key claims of the known resources located within its properties. However, the boundaries of some of the Company's mining properties have not been surveyed, and, therefore, in accordance with the mining laws of British Columbia, the precise location and area of these mining properties may be in doubt and could be the subject of competing claims. Title insurance is unavailable in Canada. The bulk of the Company’s claims have been held for at least 20 years, during which time there have been no disputes as per the Company’s knowledge.  However, there is no assurance that these claims will not be contested in the future.

Regulation of Mining Industry

Mining operations are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Milling operations are also subject to federal, provincial, and local laws and regulations, which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial, or local authorities will not be changed or that any such changes would not have material adverse effects on the Company’s activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for environmental damages, which it may elect not to insure against due to prohibitive premium costs and other reasons. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, and mine safety.

The Company’s primary interest is in the Table Mountain Gold Property. The Company faces further significant risks regarding the current gold mining project at Table Mountain, including:

The world price for precious and base metals is dependent upon numerous economic, political, and social factors over which the Company has no control.  Inflationary changes in the next few years may cause the cost projections or the projects to be insufficient and thereby render the project unprofitable.  Mining policies in British Columbia may interfere with the extraction of the Company’s resources.

Fluctuations of Currency

The Company’s products such as gold and base metals are traded in US dollars. It is subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company does not engage in currency hedging activities.

Title to Properties

The acquisition of title to resource properties is a very detailed and time-consuming process.  Title to, and the area of, resource claims may be disputed.  Although the Company believes it will have taken reasonable measures to ensure that titles to the Table Mountain Property are held as described in this AIF, there is no guarantee that title to any of the claims comprising the Table Mountain Property will not be challenged or impaired.  There may be valid challenges to the title of any of the claims comprising the Table Mountain Property that, if successful, could impair development and/or operations.

Risks of Non-Availability of Insurance

Where considered practical to do so, the Company will maintain insurance against risks in the operation of its business and in amounts that it believes to be reasonable.  Such insurance, however, will contain exclusions and limitations on coverage.  There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability.  In some cases, such as with respect to environmental risks, coverage is not available or considered too expensive relative to the perceived risk.

Loss of Key Employees

The Company will depend on a number of key employees, the loss of any one of whom could have an adverse effect on the Company.

Joint Ventures

The Company may enter into joint ventures with one or more mining companies in respect of the Table Mountain Property.  The Company may require additional financing to meet obligations under any joint venture agreement and there is no guarantee that such funds will be available.  Furthermore, any failure of the Company’s joint venture partner(s) to meet its obligations to the Company or to third parties could have a material adverse effect on a joint venture.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other natural resource companies or companies providing services to the Company, or they may have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the Company making the assignment.  In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

DIVIDENDS

The Issuer has no fixed dividend policy and has not paid dividends since its incorporation.  The Issuer anticipates that its cash resources will be used to undertake exploration  and development of its mineral properties and related expenses for the foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The Company is authorized to issue 100,000,000 Common Shares without par value and 5,000,000 Preference Shares, of which 52,047,533 Common Shares and 1,400 Preference shares were issued and are outstanding as at March 30, 2006.

A holder of a Common share is entitled to one vote for each share held on all matters to be voted on by such shareholders.  In the event of the dissolution, liquidation, winding-up or other distribution of the assets of the Company, such shareholders are entitled to receive, on a pro rata basis and subject to any rights and priorities of the holders of Preference shares, all of the assets of the Company remaining after payment of all of the Company’s liabilities. Common shares carry no pre-emptive or conversion rights.

The Preference shares are issuable in series and the Board of Directors is entitled to determine the designation, preferences, rights, conditions, restrictions, limitations and prohibitions to be attached to each series of such shares. The Preference shares are entitled to priority over the Common shares with respect to the payment of dividends and distributions in the event of the dissolution, liquidation or winding-up of the Company. The holders of Preference shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat, except as otherwise provided in the rights and restrictions attached to the shares by the Board.

MARKET FOR SECURITIES

The Issuer’s common shares are listed and called for trading on the Toronto Stock Exchange under the symbol CQC and on the NASDAQ OTC Bulletin Board under the symbol CUSIF.

The following chart sets out the high and low trading prices, and volume of shares traded on the Toronto Stock Exchange, for the period January 1, 2005 to March 24, 2006:

Period	High	Low	Volume
2005
January	$0.17	$0.15	946,950
February	$0.16	$0.14	210,415
March	$0.16	$0.14	754,293
April	$0.15	$0.11	416,485
May	$0.15	$0.12	171,250
June	$0.14	$0.10	720,418
July	$0.155	$0.12	478,598
August	$0.155	$0.125	302,750
September	$0.22	$0.14	1,438,452
October	$0.18	$0.145	401,050
November	$0.17	$0.135	362,930
December	$0.16	$0.12	681,170
2006
January	$0.205	$0.145	1,710,766
February	$0.285	$0.185	5,713,584
March (up to March 24, 2006)	$0.30	$0.21	3,310,780

ESCROWED SECURITIES

There are no shares of the Company held in escrow.

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

Our Board of Directors currently consists of four members, two of whom is a non-management director.  Our directors hold office until the close of our next annual shareholders meeting or until the director's earlier death, resignation or removal.  Each executive officer serves at the discretion of our Board of Directors and holds office until his or her successor is appointed or until such officer's earlier death, resignation or removal.

The following table sets out information as to residence, position with the Company and principal occupation during the last five years for the executive officers and directors of the Company as at March 28, 2006, as well as information with respect to the period of time they have served as directors or officers of Empower and their shareholdings of the Company:

Name, Residence and Position with Company	Principal Occupation Within the Last Five Years	Number of Shares Held[1]	Period as a Director
David H. Brett New Westminster, BC, Canada President, Chief Executive Officer and Director	President, CEO and a Director of the Issuer; Director of Consolidated Pacific Bay Minerals since 1995;	267,000	Since 1996
Guildford H. Brett North Vancouver, BC, Canada Chairman and Director	Chairman and a Director of the Issuer; Chairman and a Director of Consolidated Pacific Bay Minerals Ltd. since 1986; Director of Tone Resources Ltd. since 2002	418,052	Since 1965
Luard J. Manning North Vancouver, BC, Canada Director	Director of the Issuer; Independent Mining Engineer	160,000	Since 1991
Lesley Hunt VP of Exploration Dawson Creek, BC Canada	Officer of the Issuer, B.Sc. Geol.	144,900	Since 2004
George Sanders Bellingham, WA USA Director	Director of the Issuer, President and Director of Consolidated Pacific Bay Minerals	20,000	Since 2005
Leanora Homrig North Vancouver, BC Canada Secretary Treasurer, Chief Financial Officer	CFO and Secretary Treasurer of the Issuer, CFO and Secretary Treasurer of Consolidated Pacific Bay Minerals Ltd. since 1999	100,000	Since 2002

1 As at  March 31, 2006

Based on information available on the System for Electronic Disclosure by Insiders database, as at March 28, 2006, the directors and executive officers as a group owned, directly and indirectly, or exercised control or direction over an aggregate of 1,109,952Common shares of the Company, representing 2.13 % of the issued Common shares.

The Audit Committee, as of March  31 , 2006 is comprised of David H. Brett, George Sanders and Luard J. Manning.  Luard J. Manning is an independent director who is financially literate.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the Company’s knowledge, no existing director or officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, during the ten years prior to the date hereof, been a director or officer of any other issuer that, which that person was acting in that capacity, was the subject of a cease trade order or similar order for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On November 6, 2003 and November 11, 2003, the Company was issued cease trade orders from the British Columbia Securities Commission and the Ontario Securities Commission, respectively, for failure to file financial statements within the prescribed time. the Company has since filed these financial statements and paid the filing fees as required by those securities commissions. The Ontario order was rescinded on August 31, 2004 and the British Columbia order was rescinded on August 16, 2004.  None of the current directors of the Company were directors when the cease trade orders were in effect.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors, officers and promoters of the Company also holding positions as directors and/or officers of other companies.  Some of the directors and/ or officers of the Company have been and will continue to be engaged in the identification and evaluation of assets and businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of the Company will be in direct competition with the Company.  Conflicts, if any, will be subject to the procedures and remedies provided under CBCA.

PROMOTERS

We do not have any written or verbal contracts or any other arrangement in effect with any person to provide promotional or investor relations services, other than described below.

On , March 23 2005 the Company entered into an agreement to retain the services of The Windward Agency (“Windward”) to provide investor relations services for Canada and the United States. Commencing March 23, 2005,Windward is retained under a month-to-month contract and receives fees at a flat rate of  US$5,000 per month plus certain expenses.  This contract was terminated as of July 1, 2005 and recommenced as of December 15, 2005.

LEGAL PROCEEDINGS

The Company is not a party to any material legal proceedings and is not aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed below and elsewhere in this AIF, none of our directors or executive officers, no principal shareholder or any of their associates or affiliates has had any material interest, direct or indirect in any transaction within three years of the date of this AIF, or in any proposed transaction that has materially affected or will materially affect the Company or any of its subsidiaries.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for our Common shares is Pacific Corporate Trust Company at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

Within the two years before the date hereof, we have not entered into, and we are not currently contemplating entering into any contracts material to us, other than contracts in the ordinary course of our business and as set out herein.

INTERESTS OF EXPERTS

The audited consolidated financial statements for each of the three years ended December 31, 2005 and 2004 have been audited by BDO Dunwoody LLP, Chartered Accountants, of 600 - 925 West Georgia Street, Vancouver, British Columbia.  As at March 28, 2006, partners and associates of BDO Dunwoody LLP did not own, beneficially, directly or indirectly, any securities of the Company.

Dale A. Sketchley, P. Geo has prepared the Technical Report dated October 13, 2005 on Taurus II Project, Table Mountain Gold Property, Liard Mining District, British Columbia.

As at March28, 2006, Dale A. Sketchley, P. Geo did not own, beneficially, directly or indirectly, any securities of the Company.

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

The Audit Committee consists of David H. Brett, Guildford H. Brett and Luard J. Manning. Luard J. Manning is an independent director who is financially literate.  The following table describes the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an audit committee member.

Name of Audit Committee Member	Relevant Experience and Qualifications
David H. Brett	Holds Masters of Business Administration Degree, has served as a director and senior officer of public issuers for over 20 years.
George Sanders

Holds a Masters Degree in Geology, serves as director and senior manager of another public company, and is experienced in managing significant exploration budgets and other fiscal responsibility for over 20 years.

Luard J. Manning	Professional engineer who has served on public company boards and audit committees for over 30 years.

The Audit Committee’s policy with respect to the engagement of non-audit services is described in the Audit Committee Charter. Any non-audit services are documented by the Company’s management and presented for consideration and pre-approval by the Audit Committee in Q2 of each year.

Audit Committee Charter

The audit committee has a charter.  A copy of the audit committee charter can be found in the Company’s Information Circular dated as at June 27, 2005 prepared for the Annual and Special General Meeting of the shareholders of the Company held on July 27, 2005 as filed on SEDAR at www.sedar.com.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by   BDO Dunwoody LLP to the Company to ensure auditor independence.  Fees incurred with  BDO Dunwoody LLP for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended December 31, 2005	Fees Paid to Auditor in Year Ended December 31, 2004
Audit Fees(1)	$45,000	$31,300
Audit-Related Fees(2)	$13,300	$Nil
Tax Fees(3)	$Nil	$6,300
All Other Fees(4)	$Nil	$Nil
Total	$58,300	$37,600

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements.  Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements.  Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor.  These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees”  include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”.  This category includes fees for tax compliance, tax planning and tax advice.  Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)

“All Other Fees”  include all other non-audit services.

ADDITIONAL INFORMATION

Additional information relating to the Issuer are as follows:

(a)

may be found on SEDAR at www.sedar.com;

(b)

additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Issuer’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Issuer’s Information Circular pertaining to its most recent Annual and Special General Meeting of shareholders that involves the election of directors;

ADDITIONAL DISCLOSURE FOR COMPANIES
NOT SENDING INFORMATION CIRCULARS

Additional Disclosure

Not applicable.